

Station Casinos, Inc. 2003 *Annual Report*

27 years ago...

Las Vegas was thriving.
Tourists were filling up the Strip and Downtown hotel casinos.
Business was booming.
But something was missing...



PROCESSED
APR 23 2004
THOMSON
FINANCIAL

	[illegible]	[illegible]
Locals' market and management fees revenue	$149,895	$858,089
Number of properties growth	1	11
Number of slot machines*	[illegible]	20,147
Number of team members*	2,100	12,200

*Includes Thunder Valley for 2003.

1997

Sunset Station opens and generates the highest first-year cash flow of any Station Casinos' property built to date.

1998

The Company enters into a management agreement with the United Auburn Indian Community.

1999

The Company rolls out the highly popular affinity card – the Boarding Pass, which allows customers to both redeem as well as accumulate points at any Station Casino – a locals' market first.

2000

Station Casinos acquires Santa Fe Hotel and Casino and renames the property Santa Fe Station in October 2000. The master planning process begins immediately and significantly increases the size and entertainment options at the property.

2001

Solidifying its position as the locals' market leader, in January 2001, the Company acquires the Fiesta Casino in North Las Vegas and the Reserve Hotel and Casino in Henderson. The Company expands the "Fiesta" brand by renaming the properties Fiesta Rancho and Fiesta Henderson, respectively. In December, 2001, the Company opens the very popular Green Valley Ranch Station.

2003

In June 2003, the United Auburn Indian Community's Thunder Valley Casino opens. Under Station Casinos' supervision, the property is built and opened in just eight months.

About the Company

Station Casinos is the premier provider of gaming and entertainment for residents of the Las Vegas Valley. Our franchise currently includes eight major gaming and entertainment facilities and three smaller casinos. Our properties are easily accessible from anywhere in the Las Vegas Valley, with more than 80 percent of the population living within a five-mile radius of one of our properties. Nearly all of our properties are master-planned for expansion, enabling us to incrementally add to our existing properties as demand dictates. We also own or control what we believe is the best portfolio of undeveloped, gaming-entitled real property in the Las Vegas locals' market. In addition, we manage Thunder Valley Casino on behalf of the United Auburn Indian Community near Sacramento, California and have entered into agreements with other Native American tribes to manage casinos on their behalf.

Station Casinos, Inc.

[illegible] of Las Vegas Locals' Market and Management Services Franchises

[illegible]76	1977	1984	1993	1994	1995
Station Casinos [illegible] operating [illegible] Casino", a [illegible] square foot [illegible] with 100 [illegible] machines at [illegible] site now known [illegible] Palace Station.	The Casino continues to expand, and the name of the property is changed to "Bingo Palace".	The property doubles in size in 1984, is rethemed and becomes known as "Palace Station Hotel & Casino".	Station Casinos goes public in May 1993. At the time, the Company had only one major casino - Palace Station.	Boulder Station opens in August 1994. To this day, the property generates one of the highest returns on investment of any [illegible] casino in [illegible] Vegas.	Texas Station opens and continues to expand over time in one of the fastest growing areas in the Las Vegas valley.

Table of Contents

Growing Demand/Limited Supply

The enactment of Senate Bill 208 (S.B. 208) in 1997 significantly limited the areas in the Las Vegas valley in which a hotel casino could be located. S.B. 208 identified a limited number of gaming enterprise districts and set forth very stringent criteria for future casino-gaming development. While gaming supply has been limited by this legislation, demand for locals gaming continues to grow, fueled by the ever expanding population in the Las Vegas valley. According to the U.S. Census Bureau, during the 1990's, the Las Vegas valley was the fastest-growing metropolitan area in the country.


566
620
650
692
741
772
779
806
841


95
96
97
98
99
00
01
02
03

Total Employment Las Vegas Metropolitan Area
(in thousands)
Source: Nevada Department of Employment, Training
and Rehabilitation


1,023
1,157
1,249
1,457
1,610
1,790
1,871
2,100
2,187
95
96
97
98
99
00
01
02
03

Locals' Market Gaming Revenue
(in millions)
Source: Estimated using Nevada Gaming Control Board
Revenue Reports


1,550
1,486
1,394
1,327
1,261
1,193
1,119
1,055
95
96
97
98
99
00
01
02
03

Clark County Population
(in thousands)
Source: University of Nevada Las Vegas Center for Business and Economic Research


1,912
1,784
1,394


00
05
10

Projected Clark County Population
(in thousands)
Source: University of Nevada Las Vegas Center for Business and Economic Research

Station Casinos

is the premier provider of gaming and entertainment for residents of the Las Vegas valley.

Our franchise currently includes eight major gaming and entertainment facilities and three smaller casinos. Our properties are easily accessible from anywhere in the Las Vegas valley, with more than 80 percent of the population living within a five-mile radius of one of our properties. Nearly all of our properties are master-planned for expansion, enabling us to incrementally add to our existing properties as demand dictates. We also own or control what we believe is the best portfolio of undeveloped, gaming-entitled real property in the Las Vegas locals' market. In addition, we manage Thunder Valley Casino on behalf of the United Auburn Indian Community near Sacramento, California and have entered into agreements with other Native American tribes to manage casinos on their behalf.


2003-04
LAS VEGAS PAIUTE
BLM LAND
NELLIS AIR FORCE BASE
FUTURE 7500 ACRE MASTER PLANNED COMMUNITIES
ELDORADO
LOS PRADOS
NELLIS AIR FORCE BASE
FIESTA
TEXAS STATION
SUNRISE MOUNTAIN NATURAL AREA
SUMMERLIN MASTER PLANNED COMMUNITY
DOWNTOWN LAS VEGAS
RAINBOW GARDENS GEOLOGICAL PRESERVE
redrockstation
PALACE STATION
BOULDER STATION
BLM LAND
DESERT WETLANDS PARK
McCARRAN INTERNATIONAL AIRPORT
BARLEY'S
BLM LAND
SUNSET STATION
BASIC MANAGEMENT, INC.
GREEN VALLEY
RHODES RANCH
NEVADA TRAILS
LANDWELL
HENDERSON
FIESTA
Green Valley Ranch STATION CASINO
GREEN VALLEY RANCH
MOUNTAIN'S EDGE
BLM LAND
SOUTHERN HIGHLANDS
SEVEN HILLS
ANTHEM
SLOAN CANYON NATIONAL CONSERVATION AREA
BLM LAND
BLM LAND
STATION CASINOS INC.
2003-04 LAS VEGAS GRAPHICS LEGEND
MAJOR SHOPPING
COLLEGES & UNIVERSITIES
CASINOS
PARKS & GOLF COURSES
BLM LAND
MASTER PLANNED COMMUNITIES
AIRPORTS & INDUSTRIAL PARKS
COMMERCIAL MIXED-USE
COUNTY OWNED LAND
INDIAN COMMUNITY
NELLIS AIR FORCE BASE
MAJOR ARTERIALS
RAILROADS
FREEWAYS
U.S. HIGHWAYS
PROPOSED FREEWAYS
CITY LIMITS
DOWNTOWN CASINO KEY
1 CALIFORNIA HOTEL
2 FOUR QUEENS
3 GOLDEN NUGGET
4 LADY LUCK
5 FITZGERALD'S
6 UNION PLAZA
7 SAM BOYD'S FREMONT
8 GOLDEN GATE
9 HORSESHOE
10 MAIN STREET STATION
Landiscor AERIAL INFORMATION
3900 Paradise Road Suite 100
Las Vegas, Nevada 89109
Phone 702-876-9290
Fax 702-876-4758
www.landiscor.com
eNavigator.com
Scale in miles
0 .25 .5 .75 1
Photo Date: August 5, 2003
© LANDISCOR 2004

2004 STATION LAND HOLDINGS KEY

Location (Name)	Acreage
1. Rhodes Ranch	67
2. Summerlin South	49
3. Boulder Hwy. & Nellis Blvd.	27
4. Boulder Hwy. & Tropicana Ave.	34

Financial Highlights

	Years Ended December 31,				
(In thousands, except per share data)	2003	2002	2001	2000	1999
Statement of Operations Data:					
Net revenues	$ 858,089	$ 792,865	$ 836,857	$ 990,060	$ 940,663
Operating income	$ 141,071	$ 145,910	$ 138,335	$ 241,194	$ 27,065
Operating income and earnings from joint ventures	$ 161,675	$ 157,203	$ 140,839	$ 242,812	$ 28,871
Net income (loss) applicable to common stock	$ 44,343	$ 17,932	$ 19,369	$ 93,505	$ (44,758)
Diluted earnings (loss) per common share	$ 0.72	$ 0.30	$ 0.32	$ 1.48	$ (0.76)
Weighted average common shares outstanding	61,850	60,730	60,037	63,116	58,692
Balance Sheet Data:					
Capital expenditures	$ 179,655	$ 20,138	$ 450,088	$ 358,763	$ 76,379
Total assets	$1,745,972	$1,598,347	$1,656,122	$1,440,428	$1,276,273
Long-term debt	$1,168,957	$1,165,722	$1,237,090	$ 989,625	$ 942,480
Stockholders' equity	$ 339,939	$ 270,678	$ 248,904	$ 288,887	$ 216,801

Station Casinos, Inc.	Location	Opening/ Acquisition Date	Ownership Percentage	Acreage	Slots	Tables	Rooms	Restaurants	Fast Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking
Las Vegas Operations:													
Palace Station	Las Vegas, Nevada	7/76	100.0%	38	1,926	46	1,012	7	4	-	-	-	1,900
Boulder Station	Las Vegas, Nevada	8/94	100.0%	46	2,890	42	300	5	7	11	-	Yes	1,900
Texas Station	North Las Vegas, Nevada	7/95	100.0%	47	2,505	38	200	5	8	18	60	Yes	3,500
Sunset Station	Henderson, Nevada	6/97	100.0%	82	2,762	54	457	8	7	13	-	Yes	2,900
Sante Fe Station	Las Vegas, Nevada	10/00	100.0%	38	2,150	29	200	4	6	-	60	-	1,500
Fiesta Rancho	North Las Vegas, Nevada	1/01	100.0%	25	1,724	18	100	5	3	-	-	-	1,000
Fiesta Henderson	Henderson, Nevada	1/01	100.0%	46	1,409	23	224	4	-	-	-	-	-
Wild Wild West	Las Vegas, Nevada	7/98	100.0%	19	236	6	261	1	-	-	-	-	-
Wildfire	Las Vegas, Nevada	1/03	100.0%	5	236	-	-	1	-	-	-	-	-
Joint Ventures:													
Green Valley Ranch Station	Henderson, Nevada	12/01	50.0%	40	2,204	48	201	8	6	10	-	-	1,600
Barley's Casino and Brewery	Henderson, Nevada	1/96	50.0%	-	199	8	-	1	1	-	-	-	-
Managed Properties:													
Thunder Valley Casino	Sacramento, California	6/03	-	49	1,906	111	-	4	4	-	-	-	-
Totals				435	20,147	423	2,955	53	46	52	120	-	14,300

Then Frank Fertitta, Jr. had an idea...


SEC MAIL PROCESSING
RECEIVED
APR 2 2 2004
WASH, D.C.
152
SECTION

1977...

Bingo Palace opened its doors and Seals' gaming was born.



BINGO PA


ACE

2003...

When you create a market, you know it inside and out.
It's yours.
But to keep that market, year after year,
you have to lead, innovate, be a good neighbor,
remember how you got there and define your future.
Locals' gaming was founded on the simple concepts of
quality and value with friendly and personal service.
Station Casinos has been delivering on these
concepts for nearly three decades.

Know your market.

Recognizing you can never have too much of a good thing, we took the formula that made Bingo Palace a success and replicated it throughout Southern Nevada. With each new project, we draw on our experiences to make improvements that set the bar higher and continue to redefine the locals' market. Today we operate 11 regional entertainment destinations throughout the Las Vegas valley, each with its own niche and market area.

We have assembled a management team whose longevity is unsurpassed. This group has worked together for more than a decade sharing a commitment to excellence that has paid off in nearly universal recognition of the "Station" brand as indicative of high-quality facilities, great gaming, exceptional entertainment, value, personalized guest service, unparalleled convenience and consistency in execution.

Finally, our growth strategy was solidified a number of years ago when the Nevada state legislature passed a law limiting where resort/casinos can be located in Southern Nevada. With confidence in Las Vegas' future growth prospects, our management team took advantage of what we believed would be a supply/demand imbalance in gaming product and purchased the majority of the available gaming sites in the Las Vegas valley. Today, we own more gaming-entitled property in Southern Nevada than any other company, creating significant shareholder value far into the future as we develop these properties over time.

Southern Nevada continues to be one of the fastest growing areas in the nation, attracting both retirees and young families in record numbers due to the favorable tax environment, year-round great climate and entertainment options.


2003
1,621
2002
1,550
2001
1,486
2000
1,394
1999
1,327
1998
1,261
1997
1,193
1996
1,119
1995
1,055
(in thousands)

Clark County Population Growth

Source: University of Nevada Las Vegas
Center for Business and Economic
Research

& THE WEST | Wednesday, January 14, 2004 • Page 3B

FASTEST-GROWING IN THE NATION

State's population 2.3 million in 2003

Nevada retains long-running status as U.S. growth hotsp[ot]

By ED VOGEL

REVIEW-JOURNAL CAPITAL BUREAU

CARSON CITY — State Demographer Jeff Hardcastle reached the same conclusion Tuesday as the U.S. Census Bureau did three weeks ago: Nevada leads the nation in population growth.

In his annual population survey, Hardcastle estimated the state had 2,296,566 residents on July 1. That represents a 4.1 percent increase, or 90,544 additional residents, from the state population of ... on July 1, 2002.

DEMOGRAPHIC ESTIMATES FOR NEVADA

Population of Nevada's largest counties, 2003

County	Population	Annual gr[owth]
Clark	1,620,748	4.6%
Washoe	544,844	3.6%
Carson City	56,220	0.7%
Elko	45,805	-0.8%
Douglas	45,6033	3.1%
Lyon	41,244	6.4%
Nye	38,651	4.6%
Churchill	25,808	2.8%

Population of Nevada's largest cities, 2003

City	Population	An[nual growth]
Las Vegas	528,617	[illegible]
Henderson	217,848	[illegible]
	195,727	[illegible]

California seniors moving to Nevada (printable version)

[RE]NO GAZETTE-JOURNAL

[Ca]lifornia seniors moving to Nevada

[...]nko
[G]AZETTE-JOURNAL
11:04 pm

[Calif]ornia senior citizens moved to Nevada than any other state be[...]
[...] be released today.

[...]d 17,000 senior citizens left the Golden State for the Silve[r State ...]

[...]es such as more affordable homes and amenities such [...]
[...]tion, said Keith Schwer, director of the UNLV Ce[nter ...]

[...st]arting to turn gray, that trend likely will cont[inue ...]

[...] developers and communities who [...]
[...] for themselves and as they retur[n ...]

[...]ll, it came down to taxes[...]

[...]o from the heart[...]

'SUBURB OF LOS AN[GELES]'

Nevada still No. 1 in growth

State fastest-growing in nation for 17th year, Census Bureau says

By RICHARD LAKE

REVIEW-JOURNAL

Over the past year, Nevada has gained an average of 6,141 people every month, making it the fastest-growing state in the country for the 17th year in a row, according to numbers released Thursday by the U.S. Census Bureau.

The unrivaled growth rate in the Silver State over the past two decades — the population has more than doubled since 1987 — is felt especially in Clark County, home to about 70 percent of the state's 2.2 million people.

"Growth is both a blessing and a curse," County Commissioner Rory Reid said.

Taxes, water, traffic, air quality, all can suffer with unmitigated growth, he and other local officials said.

"Growth is a great thing, as long as it's sustainable growth," Las Vegas Mayor Oscar Goodman said. "Once you stop growing, you become lethargic and stagnant, and you lose your dynamism."

Nevada has been anything but lethargic.

Between July 1, 2002, and July 1, 2003, the state gained 73,699 people, a growth rate of 3.4 percent, the census numbers said.

Nevada first topped 1 million people in official estimates on July 1, 1987, according to the state demo[grapher's] office. This [...]

Flocking to warmer climates

The nation's population grew by 1 percent in the past year, an increase of 2.8 million people.

Top five geographic areas which are ...

...the fastest-growing ...

TOTAL		PERCENT GAIN
2.2 million	Nevada	[illegible]
5.6 million	Arizona	[illegible]
17.0 million	Florida	2.6%
22.1 million	Texas	2.0%
1.4 million	Idaho	1.8%

...and the slowest

TOTAL		PERCENT GAIN
2.9 million	Iowa	0.3%
11.4 million	Ohio	0.2%
6.4 million	Massachusetts	0.2%
633,837	North Dakota	[illegible]
563,384	District of Columbia	[illegible]

Ne[vada] ... inc[rease] ... July ...
Cl[ark] ... cent ... to 620, ... was 36[...]
Other ... growth ... rado (2.9 ... (2.7 percen[t] ... cent) and U[tah] ...
In raw nu[mbers] ... the nation w[...] 149,000 hou[...] counting for a[...] of the increase[...] housing invent[...] 12-month perio[d ...] said.
According to t[he] tabulations, the U[...] had an estima[...] housing [...]

CONTINUED FROM PAGE 1D

[Las] Vegas in April, a [...] increase from the [...] 1980, as [...]

Economic indicators

New residents
Total employment
Unemployment rate
New home sales
Existing home sales
Median new home price
Commercial permits
Taxable sales
Gaming revenue
Visitor volume
McCarran passengers

8,480


keeps on growing
Latest count shows population rose by 73,524
BUSINESS
Las Vegas Review-Journal
Friday, January 11, 2002
HOUSING MARKET
home sales ma
LV new-home sales hit reco
Home construction continues in southwest Las Vegas. Data show new-home sales in Las
Southern Nevada new home sales
By number of homes sold
18,975
17,903
19,785
19,832
20,259
21,162
20,520
22,940
22,502
25,230
Sales for year total 25,230, s
previous top mark of 22,940 se
By HUBBLE SMITH
Nevada tops nation in growth
Boom continu
North Las Vegas, Henderson among nat
By RICHARD LAKE
LV's market growth predicted
REAL ESTATE QUARTERLY
Commercial Real Estate Mark
By Grace Leong / STAFF WRITER
Industrial Market



da Econo...

...s Comments | Latest Statistics | View in Acrobat (PDF)

...1, a short-lived and mild one by comparison with historical downturns, the U.S.
...usual recovery pattern of rapid growth in the months after reaching the bottom.
...n 2001 to November 2001, the U.S. economy has failed to grow vigorously. To be
...onomy have boomed during the past few years, for example, strong housing, autos,
...ors helped to soften the rece...
...e measured...

...uctivity growt...
...peak reached...
...owth in the 2 p...
...eds to accelerate...
...ter GDP increas...
...r rounding. Thus...

...r performance of the...
...he 9/11 downturn in...
...onomic recession, Ne...

...ment levels in the Silve...
...whereas the national em...
...ent rates in the U.S. and...
...cent compared with 5.4 p...

...development ma...

Report: Retail development strong in LV

Economic sector posts 4.1 percent vacancy rate for second quarter

By HUBBLE SMITH
REVIEW-JOURNAL

Retail development follows rooftops and most of those are being built in Henderson and northwest Las Vegas Valley, which account for nearly half of the 3.3 million square feet of retail space currently planned.

The southwest submarket, sprouting up around Interstate 215, has also become a hotbed for retail with the completion of a 600,000-square-foot "power center" anchored by Wal-Mart and Lowe's.

Overall, the retail sector ... Las Vegas' economy remai... strong with a 4.1 percent ... cancy rate for 31.3 mi... square feet of rentable ... in the second quarter, C... International, a com... brokerage with an of... Las Vegas, reported T...

That's up slightly ... percent in the first ... and 3.3 percent a yea...

"Retail h... fairly st... seeing... confid... that ... Iraq..."

GEO...
RE...

Rancho Center renovation continues Monday at Rancho Drive and Bonan...

Cinedome center at Decatur Boulevard and Desert Inn ... mom-and-pop operations, either leasing new space, expanding or renewing leases. ... broker... "Tha... betwe... dust...

SALES: One purchase pushes ...

Unemployment Rate	2003M7	%, NSA
Taxable Sales	2003M6	$billion
Gaming Revenue	2003M7	$million
Passengers	2003M7	passen...
Gasoline Sales	2003M6	million gallons
Visitor Volume	2003M7	million visitors

Clark County		
Employment*	2003M7	000 employe...
Unemployment Rate*	2003M7	%, NSA
Taxable Sales	2003M6	$billion
Gaming Revenue	2003M7	$million
Residential Permits	2003M8	units permitted
Commercial Perm...		

TAXABLE SALES

Nevadans not easing spending

Big climb in August extends recent upswing

By SEAN WHALEY
REVIEW-JOURNAL CAPITAL BUREAU

CARSON CITY — Nevada consumers continued their spending ways in August, pushing monthly taxable sales up by 10.1 percent from a year ago, the first double-digit increase since June 1999.

It was also the fifth consecutive month of increasing growth in Nevada's statewide taxable sales.

State officials noted, however, that one large equipment purchase by a power company pushed the monthly total higher by 2.5 percent. Without the purchase, statewide taxable sales would have jumped by

NEVADA
$3.06 billion
Taxable sales in Aug...
$2.78 billion
Taxable sales in Augus...

CLARK COUN...
$2.23 billion
Taxable sales in Aug...
$1.99 billion
Taxable sales in Augus...

The "positive gai... Nevada's strengtheni... omy," said Gov. Ken... in a prepared s... "While I am hopeful ... trend continues t... the fiscal year, this ... lection data should ... perspective."

Eight of the state'... ties recorded taxabl...

MARKET RECAP
PAGE 4D

Business

Off-
to le...
PAGE 2D

BUSINESS DESK 383-0259

LAS VEGAS REVIEW-JOURNAL • FRIDAY, MAY 30, 2003

NEVADA ECONOMY

Sales increase 6 percent

Heavy construction rises most; apparel, accessory stores down

By SEAN WHALEY
REVIEW-JOURNAL CAPITAL BUREAU

CARSON CITY — A war with Iraq did not slow consumer spending in March, with taxable sales increasing 6 percent to $3 billion compared to March a year ago, the Department of Taxation reported Thursday.

Fiscal year to date, taxable sales are up 4.9 percent ... Clark County ... were up ... to $2.3 ...

places were up 1.3 percent.

The largest increases in taxable sales were seen in heavy construction, up 411.5 percent, automotive dealers and gasoline, up 8.9 percent, ... trade-durable goods ... percent, ... and ...

Taxable sales - March 2003

...es ri...

...budget woes ...

...OMY

...tors in his State of ...address Monday to ... by $1.1 billion over ... two years. Of the ... million would b... ...ver state gove... ... the April ...

...nor said ... tinues ... gh Ne... goods ... n Ne...

...3 per-... cessory ... percent, ... and fur-... percent. ...ing and ...ed a 10.6 ... categor... ...ty was u...

STOCKS UP SLIGHTLY AFTER UPBEAT NEWS
MARKET RECAP
PAGE 5D

NASDAQ	CRUDE OIL	10-YR BOND	GOLD	SILVER
1,943.04	$29.77	4.19 pct	$391.10	$5.298
–4.10	+$0.03	Yield –0.04	–$0.40	+$0.057

INSIDE
BULLETIN 2D
INSIDE BUSINESS 2D
STOCKS 5D

Sierra Health Services to sell subsidiary
PAGE 2D

SECTION D

...ess

REVIEW-JOURNAL • WEDNESDAY, NOVEMBER 26, 2003

NEVADA ECONOMY

September sales rise

Month's taxable receipts rise 12 percent from year ago, state data s...

... from automotive dealers and bars and ... $2.1 billion in taxable sales

help fund a big sh... government oper... provide a cushion ... other tax reve... grow as ... anticipated. ... Chuck Chin...

Lead in your market.

Las Vegas is one of the most competitive markets in the world because local customers have the choice to gamble at hundreds of locations throughout the Las Vegas valley. Despite the competition, we continue to be the clear leader in this market because of the location of our properties, the quality of our facilities, the entertainment amenities we provide and our innovative marketing programs. Our properties are also designed, developed and operated for the long term and, as a result, we outperform our peers in this highly competitive market.

Our leadership position in the Las Vegas locals' market has been enhanced by our willingness to embrace new technology in our business. Our properties have been "linked" with the Boarding Pass Card for almost five years. We pioneered this technology in the locals' market, which allows customers to accumulate or redeem points at any of our properties. Our customers also enjoy the new "Jumbo" brand products we have introduced, each of which requires a significant level of technology. We have the exclusive right to use the technology that drives those products, giving us another sustainable competitive advantage.

Although the Las Vegas locals' market is one of the most competitive gaming markets in the country, it is also one of the most stable. Because gaming is such an important part of the economy to the state of Nevada, we believe this market has substantially less regulatory, political and tax risk than most other gaming markets.



Station Casinos
Harrah's Entertainment
Boyd Gaming
Mandalay Resort Group
Caesars Entertainment
MGM Mirage
20%
15%
10%
5%
0%

Return on Investment

In addition to being a leader in our market,
we are also an industry leader in cash returns on invested capital.

Source: Total assets divided by 2003 EBITDA,
derived from SEC filings and company press releases.


CASINO

Casino Entrance, Green Valley Ranch


BINGO
Casino, Thunder Valley



gh Limit Room, Thunder Valley


GREEN VALLEY RANCH

Sports Book, Green Valley Ranch


AMERICANA
TUSCAN TRATTORIA
SWEET DREAMS
SWEET DREAMS

The Feast Buffet - Green Valley Ranch



Il Fornaio, Green Valley Ranch



Whiskey Bar, Green Valley Ranch



Gaudi Bar / Sunset Station



Sonoma Cellar Steakhouse, Sunset Station



Cabo Cantina, Santa Fe Station



Sushi Sake, Green Valley Ranch


EXIT
EXIT

Shanghai Fats, Thunder Valley



Falls Bar, Thunder Valley



Fado Irish Pub, Green Valley Ranch



ustins Steakhouse, Thunder Valley



Charcoal Room Steakhouse, Santa Fe Station



Hotel Lobby, Green Valley Ranch



Hotel Suite, Green Valley Ranch



The Spa, Green Valley Ranch



Bowling Center, Texas Station


TEXAS
CINEMAS

[illegible]-Screen Movie Theater Complex, Texas Station


PREFERRED
STATION CASINOS
JUMBO JACKPOT
BOARDING PASS BONUS
INSERT THIS END
PRESIDENT
GOLD
XTRA PLAYCASH
FIESTA Amigo CLUB
55+
PREFERRED
PLATINUM
PRESIDENT
MACHO MILLIONAIRE
PLAYCASH

Technology in Marketing

Station is on the leading edge of technology and innovation, offering the latest gaming products available on the market. Whether it's a new slot product or a progressive bingo jackpot, unique gaming options can be found at any Station Casino including Xtra Play Cash, Bounce Back, Kiosks, Myboardingpass.com, Jumbo Bingo, Jumbo Poker, Jumbo Jackpots or Jumbo Pennies.

Define the future.

Very few companies can match our growth profile. Over the next three years we will build and open Red Rock Station, expand Green Valley Ranch Station and Santa Fe Station, as well as open two new casinos for our Native American partners. In addition to this unit growth, we also expect to continue to grow organically at our core Las Vegas properties as the Las Vegas population continues to expand.

However, our vision is not just for the next three years. We have an inventory of properties in Las Vegas that we can develop as business conditions dictate. In addition to Red Rock Station we have two other prime pieces of gaming-entitled property on the rapidly growing west side of Las Vegas as well as the Wild Wild West site, which has an exceptional location that will appeal to tourists as well as local customers. Due to the fact that there are a limited number of developable gaming sites left in the Las Vegas valley, and we control a number of those sites, we are going to play a significant role in the timing of new development in the Las Vegas locals' market.

In addition, all of our existing properties are master planned for future growth. We can capture a significant portion of the population growth of Las Vegas by simply expanding our existing facilities.

End of 2004

- Expansion of Green Valley Ranch Station completed

2005

- Santa Fe Station expansion completed
- Projected opening of Gun Lake Tribe's project in Western Michigan*
- Projected opening of Mechoopda Tribe's facility near Chico, California*

2006 or 2007

- Opening of Red Rock Station
- Projected opening of Graton Rancheria Tribe's project in Sonoma County, California*
- Projected opening of the North Fork Band of Mono Indians' facility in Madera, California*

New Project Timeline

*Station Casinos' participation in these projects is subject to the receipt of all required governmental approvals. See forward-looking statements.

In 2006, we will again raise
the standard of local and regional
entertainment...

Red Rock Station

Located at the intersection of I-215 and West Charleston Boulevard in Summerlin, the Red Rock Station site is situated in the heart of the best selling master-planned community in the country and will be adjacent to a new regional mall that will begin development in 2005 or 2006. The site has great visibility, access and ingress/egress. Development of Red Rock Station is expected to begin in mid-2004 and open sometime in late 2005 or early 2006. We believe Red Rock Station will be a premier Las Vegas locals' property for years to come.







Wild Wild West property

...cated less than one mile from the Las Vegas Strip on 45 acres.
...is property provides a unique opportunity to expand our Las Vegas franchise.




Station Casinos
Mandalay Resort Group
Caesars Entertainment
Harrah's Entertainment
MGM Mirage
3 years
1 year

Annual Total Return
Source: Wall Street Journal

Grow with good partners.

An important part of our culture is to be a good partner, whether it is with our tribal partners, other business entities or our fellow team members. Each of the partnerships requires us to understand and respond to the needs and desires of our partner.

In our tribal partnerships, we first and foremost recognize that the casino belongs to the tribe and that it is our job to help them design, develop and operate this critically important economic asset. Each project gets the same care and attention to detail as if we were developing it for ourselves, but we design and operate each property to reflect the sensitivities and aspirations of each partner. In our Native American franchise, that means we work closely with tribal leadership to ensure that the project represents the tribe's desires. We are pleased that we are playing an important role in helping our partners reach economic independence.

We recognize that our employees, whom we refer to as team members are also partners in the success of our Company. We focus on providing a work environment that our team members can enjoy. We believe we are an employer of choice and work hard to maintain that distinction. As a result, our team members are very active in the community, not only giving money, but actively volunteering their time to organizations that make a difference in our community. We could not be more proud of our team member partners.

Being a good partner also means recognizing that there are differences among us. We have designed not only our internal communications, but also our external communications, such as advertising, to reflect the language and cultural differences in the communities in which we do business.


20,147
18,241 slots in Las Vegas
1,906 slots with Tribal Partners
20,697
550 additional slots in Las Vegas
23,697
3,000 slots added with Tribal Partners
26,397
2,700 slots to be added in Las Vegas
30,397
4,000 slots to be added with Tribal Partners
2003
2004
2005
2006
Thereafter

Projected Number of Station Casinos' Slot Machines Owned or Managed

Current and projected figures.
Projected figures based on management contracts with five Tribal Partners.
See forward-looking statements.



"ith Thunder Valley Casino, we've raised the standard for California's Native merican gaming industry. We look forward to working side-by-side with Station Casinos o continue the success of Thunder Valley, which will lead to economic independence or our Tribe."

essica Tavares, Tribal Chairperson

nited Auburn Indian Community of the Auburn Rancheria
f California

e United Auburn Indian Community (UAIC) is the successor to the Auburn Band, a community of Miwok and aidu Indians that managed to survive the depredations of the 19th century as a cohesive band residing in a village outside the City of Auburn. The Auburn Indian Rancheria, on which the band lived, was comprised of 20 acres acquired in trust by the Federal Government in 1917, and another 20 acres acquired in 1950. In [illegible], pursuant to the now repudiated Rancheria Act, federal recognition of the Auburn Band was terminated and the Rancheria was distributed to individuals in fee. After many years of hard work by the descendants of the Auburn Band, Congress passed the Auburn Indian Restoration Act in 1994 that restored the Tribe's ederal recognition and directed the Department of Interior to take land into trust in Placer County on ts behalf.

nce restored, the UAIC worked closely with Placer County, neighboring cities and citizens to select the cation of the property to be placed in trust and entered into a Memorandum of Understanding to mitigate ny potential off-reservation impacts of the proposed development.

he Tribe's Thunder Valley Casino opened in June 2003, and continues to draw record crowds. The facility s now considered one of the most successful casino operations in the world.



"I am very excited about the agreements we have with Station Casinos. A gaming facility will provide our Tribe the opportunity to become economically self-sufficient. We look forward to working with Station Casinos as they help us realize our goal."

Steve C. Santos, Tribal Chairman

Mechoopda Indian Tribe of Chico Rancheria, California

Before European contact, the Mechoopda Tribe of the Chico Rancheria used and occupied lands in the present day counties of Butte, Yuba, Sutter and Sacramento, California. The Tribe's federal status was terminated in 1967 and on May 4, 1992 the Assistant Secretary for Indian Affairs restored the Tribe's federal status.

In 2001, approximately 645 acres were acquired on behalf of the Tribe and a fee-to-trust application was submitted requesting the transfer of the land to the United States as trustee for the Tribe.

On March 18, 2003 the National Indian Gaming Commission determined that the 645 acres are Indian Lands as defined by the Indian Gaming Regulatory Act and the National Indian Gaming Commission regulations. As a result, the Tribe may conduct gaming on the land when the land is taken into trust.

The Tribe is actively seeking a Tribal-State Gaming Compact with the State of California and placement of land into trust by the federal government.



"As our development partner, Station Casinos' advice and counsel have been invaluable throughout the rigorous state and federal processes required to move the Tribe on its way to self-sufficiency."

— Greg Sarris, Tribal Chairman

Federated Indians of the Graton Rancheria
Sonoma and Marin Counties, California

The 990-member Federated Indians of the Graton Rancheria is comprised of Coast Miwok and Southern Pomo Indians who are native to what is now Southern Sonoma and Marin counties. The Tribe's ancestors lived in the Sonoma and Marin County areas for thousands of years, yet in 1958 when the U.S. Congress passed the California Rancheria Act, the federal government terminated their status as a federally recognized tribe and distributed to private owners the land it had held in trust for the Tribe.

In December 2000, the Graton Restoration Act was signed into law restoring the Tribe's federal recognition but not its land base; to this day the Tribe remains landless. After investigating numerous alternatives, the Tribe determined that a gaming facility was the only economic development opportunity that could generate enough revenue to meet the education, health care and housing needs of its members. The Tribe then conducted a competitive request-for-proposal process and selected Station Casinos as its development and management partner. After an extensive search to find a suitable location, the Tribe announced in August 2003 that it had optioned land in Rohnert Park, California for its proposed gaming and entertainment project.

The Tribe awaits a gaming compact with the State of California and the placement of land into trust by the federal government.



"Station Casinos has been incredibly helpful in assisting us in our first steps towards building a stronger economic foundation for our tribal members. We are happy to have the partnership we have with them as we begin to plan for our Tribe's future."

—Elaine Bethel-Fink, Tribal Chairwoman

North Fork Mono Rancheria
North Fork, California

Long before Spanish and European settlers came to California, the Mono were at home in the foothills of the Sierras in the area of what is now the town of North Fork. History has seen them struggle for their rights as indigenous people, a fight that saw them regain federal recognition in 1983. Now 1,326 in number, and led by Chairwoman Elaine Fink, they are determined to attain self-sufficiency, an achievement that will mean adequate housing, educational opportunity, senior care, economic development, health care and the preservation of cultural resources for the people of the Tribe. Once only dreams, those goals now await a gaming compact with the State of California and the placement of land into to trust by the federal government in order to be realized through a gaming and entertainment facility near the City of Madera.



"Following an extensive search, the Gun Lake Tribal Council selected Station Casinos as our development and management partner. We were most impressed with their level of expertise and the Company's demonstrated values and philosophies that are consistent with those of the Tribe."

— D.K. Sprague, Tribal Chairman

Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians of Michigan
The Gun Lake Tribe

The ancestors of the 300-member Gun Lake Tribe lived in the Western Michigan area for hundreds of years, making their villages along the banks of the Grand, Thornapple and Kalamazoo Rivers. A series of actions by the federal government over the last 200 years resulted in the gradual relocation of the Tribe from its reservation lands and, ultimately, the illegal termination of the Tribe's federal status.

After decades of work by several generations of descendants of the original band, the federal government restored the Tribe's recognition status in 1999. Following its recognition, the Tribe announced that it intended to build a first-class entertainment facility in Bradley, Michigan that will be designed to appeal to the entire region.

This announcement helped create the Friends of Gun Lake Indians (FOGLI), a 6,000-member group of neighbors who actively advocate on behalf of the Tribe's efforts. The Tribe intends to use revenues from the gaming project to purchase land for a reservation, provide housing, establish an elder-care facility, a health care clinic, educational and cultural programs for tribal members, a tribal administrative center and a cultural center and museum.

A gaming compact with the State of Michigan, which includes a revenue-sharing component for the State and local governments, was approved by both houses of the Michigan Legislature and awaits the Governor's signature. The Tribe also awaits placement of land into trust by the federal government.

Mechoopda Indian Tribe of Chico Rancheria
Chico, California

United Auburn Indian Community of the Auburn Rancheria
Lincoln, California

Sacramento

Federated Indians of the Graton Rancheria
Sonoma and Marin Counties, California

San Francisco

North Fork Mono Rancheria
North Fork, California

Fresno

C a l i f o r n i a

M i c h i g a n

Grand Rapids

Kalamazoo

Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians
(Commonly known as the Gun Lake Tribe)
Bradley, Michigan

Be a good neighbor.

Our commitment to the communities in which we operate is extensive and goes beyond merely job creation and tax generation. While the needs of every community vary, the need for a strong educational system is constant, particularly when it comes to helping ensure that a community's next generation of leaders is sufficiently prepared to take on that responsibility.

We created our Smart Start program to help support the Las Vegas valley's high-need elementary schools. Through this program, each of our 11 properties partners with a local high-need elementary school. In addition to substantial financial contributions, our 10,000 team members donate thousands of volunteer hours at these schools to help ensure that every child is provided with the tools, opportunities and guidance that will give them the opportunity to succeed as adults.

Our Caring for Our Community program has also touched the lives of thousands of Clark County residents. Through this program, we provide significant financial contributions to local non-profit organizations. More importantly, we also provide these organizations with public awareness campaigns aimed at building awareness of the important contributions they make to improve the quality of life in Southern Nevada.

Another part of being a good neighbor is recognizing and promoting the value of diversity within the community and workplace. Our Diversity Task Force works continuously to achieve diversity goals by developing partnerships with minority and women-owned businesses and recruiting, training and advancing talented people of different racial and cultural backgrounds. We recognize that embracing and valuing these differences makes us a stronger company and a better corporate citizen.



Homeless Services
Education
Domestic Violence Shelters
Minority Opportunities
Senior Assistance Programs
Youth

Areas of Giving

Our charitable giving priorities reflect our belief that these are the areas of greatest need and where our time and financial contributions can have the greatest impact.



Smart Start Program

An important part of our charitable activities is our Smart Start Program which aids high-need elementary schools. Through this program, we provide not only financial assistance, but our team members actively donate their time to help kids get a good start in life.



Operation School Bell

Operation School Bell is one of our Caring for the Community Partners. Through this organization students receive school supplies and new clothes to start the school year which helps build their self-esteem and gets them ready to learn.



St. Jude Ranch for Children

Since 1967, St. Jude's Ranch for Children has been a safe haven for Southern Nevada's abused and abandoned children. Each year, we provide financial contributions to the Ranch, which provides a nurturing home environment to those who need it most.



Big Brothers Big Sisters

have actively supported Big Brothers Big Sisters over the years in their efforts to better
the lives of young people.

Dear Fellow Shareholders

As we look back, 2003 marked an inflection point in the history of our Company. We enjoyed record revenues and earnings from our Las Vegas locals' market franchise, we initiated our management services franchise with the successful opening of Thunder Valley Casino for the United Auburn Indian Community and we developed a solid financial platform for sustained visible earnings growth for the foreseeable future.

Las Vegas Locals' Market Franchise

We continue to believe that the Las Vegas locals' market affords us the opportunity to operate the best business model in the gaming industry. In 2003, with the local economy continuing to improve after September 11, 2001, our team was able to generate record results with 4% growth in net revenues, to over $920 million, and 6% growth in adjusted earnings before interest, taxes, depreciation and amortization, to over $316 million, from our same store operations (includes 100% of Green Valley Ranch Station). These results were produced through the excellent work of our 10,000 team members in Las Vegas and through the use of innovative technology in our marketing efforts.

One creative way we use technology is through our "Jumbo" brand product offerings. In April 2003, working in cooperation with our strategic partner, Acres Gaming, we introduced Jumbo Jackpots. This innovative way in which customers can "win without winning" helped drive this year's improved results. Jumbo Jackpots is the third Jumbo product offering we have rolled out after the very popular Jumbo Bingo and Jumbo Poker. These exclusive products give our customers more value for their entertainment dollar. Our customers' recognition of this added value was demonstrated by the significant increase in sign-ups during 2003 for our highly popular affinity card, the Boarding Pass. In early 2004 we rolled out the next Jumbo product – Jumbo Pennies.

Another factor in our success was the strength of the Las Vegas economy. According to the Center for Business and Economic Research at the University of Nevada Las Vegas, the Las Vegas population increased almost 5% in 2003. We also saw a very strong construction industry in 2003 with more than 25,000 new homes sold, another record for Las Vegas. One factor contributing to the strength of the local economy was the continued development on the Strip. Construction of the Hotel at Mandalay Bay, expansions at the Venetian, Bellagio and Caesars Palace, and, of course, the ongoing development of Wynn Las Vegas all helped fuel the Las Vegas economy. We believe Las Vegas will continue to grow at these exceptional rates due to the positive tax environment, great climate and the entertainment options available here. The jobs created by our strong economy, plus the growing senior population, point to continued opportunities to expand our customer base in this market.

When we went public ten years ago, our vision was to be the premier operator in locals' gaming and entertainment. The continued growth of Las Vegas has confirmed our long-term strategy, and that vision has now been realized.

While it is hard to single out any one property this last year, we were very pleased that Green Valley Ranch Station was awarded the AAA Four Diamond Award as well as being voted "Best Locals' Casino" for the second year in a row. Green Valley Ranch Station generated a nearly 20% return on investment in only its second full year of operation. This gives us great confidence as we begin the development of Red Rock Station in 2004.

Management Services Franchise

In 2003, we also successfully launched a new business franchise -- managing and developing gaming operations for Native American tribes. In June we opened and began operating the Thunder Valley Casino, just outside of Sacramento, California, for the United Auburn Indian Community. We were able to construct Thunder Valley in just eight months by working with our highly qualified team of designers, contractors, architects and internal construction staff. Although built in record time, Thunder Valley is one of the most attractive Indian gaming properties in the United States. We appreciate the confidence the United Auburn Indian Community has shown in us and we sincerely value our strategic partnership with the tribe.

Also during 2003, we entered into management and development agreements with the Federated Indians of Graton Rancheria to develop a casino in Sonoma County California, the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians (Gun Lake Tribe) in western Michigan, the Mechoopda Indian Tribe of Chico Rancheria in Northern California, and more recently, the North Fork Rancheria of Mono Indians of California. We have enjoyed working with these tribes and look forward to helping them reach economic self-sufficiency by bringing these opportunities to fruition.

We are very excited about expanding this franchise. We have seen successful business models in other industries that focus on management services, and believe we can apply that model successfully to the gaming industry. This franchise allows us to be rewarded for exporting our knowledge of developing and managing locals' casinos while limiting our capital requirements. We pioneered the business of catering to a local market and through this franchise we can use that knowledge to help Native American tribes toward their goal of economic independence.

Sometimes investors ask, "Why do tribes select Station Casinos as opposed to a larger gaming company?" We have been successful in expanding this franchise because we are industry leaders in return-on-investment, operating margins and catering to a local market. We have had continuity in our senior management team and we use a personalized approach in dealing with our tribal partners. We believe we are uniquely qualified to grow this franchise and we look forward to entering into new relationships with other tribes.

Looking Ahead

In closing, we want to thank you for your continuing confidence and support. We also again want to thank our 12,000 team members for their exceptional efforts in providing excellent service to our guests and for the work they do for our shareholders. We think we have the best team in gaming.

Our goal for 2004 and the next few years thereafter is simply to execute our strategy of focusing on operations, maintaining flexibility in our capital structure, developing our existing opportunities – both internal and for properties we manage – and creating new opportunities to enhance shareholder value. We are optimistic as we enter 2004 that we can successfully achieve those goals.

April 2, 2004

Frank J. Fertitta III
Chairman and CEO

Lorenzo J. Fertitta
Vice Chairman and President

Platform for Sustained Planned Visible Earnings Growth

In 2003, we also set in place a platform for growth for the next several years. In December we began the 300-room expansion of Green Valley Ranch Station. In addition to increasing the number of hotel rooms, this $110 million project will also significantly expand the meeting space as well as the spa facilities there. An important piece of our growth model beyond unit growth has always been the opportunity to expand existing facilities. Master-planned expansions are demand driven and generally produce strong returns. We are very pleased with the initial results at Green Valley Ranch Station where, along with our joint venture partner – the Greenspun family – we generated a nearly 20% cash-on-cash return in just the second year of operation.

Also in 2003, we announced the expansion of Santa Fe Station Hotel & Casino. Santa Fe Station is located in one of the fastest growing areas of Las Vegas. Its expansion will include a 16-screen movie theater complex, additional gaming space, a complete upgrade of the existing bowling facilities, a new entertainment venue and bar, as well as a Kid's Quest child care facility. The expansion is expected to cost approximately $50 million and open in March 2005. We will also build a new $7 million ice-skating rink at the Fiesta Rancho which will replace the existing ice rink at Santa Fe Station.

In 2003, we also announced the construction time frame for the highly anticipated Red Rock Station, which will be developed in the western part of Las Vegas at the intersection of I-215 and West Charleston Blvd. in Summerlin. Red Rock Station will set a new standard for Las Vegas locals' gaming. The construction on the $450 million-$475 million project will begin this summer and we expect it to open in late 2005 or early 2006. Because of its location, the demographics of the surrounding area and the continued growth of Summerlin, we believe that Red Rock Station will be the premier locals' property in the Las Vegas valley for many years to come.

As a result, we believe we are developing projects which should yield sustained growth over the next three years:

- In 2004 with a full year of management fees from Thunder Valley;
- In 2005 with the opening of the expansions of Green Valley Ranch Station and Santa Fe Station, and the projected openings of the Gun Lake project in Western Michigan and the Mechoopda facility near Chico, California;
- In 2006 with the opening of Red Rock Station; and
- In 2006 or 2007 with the expected opening of projects for the Federated Indians of Graton Rancheria in Sonoma County, California and the North Fork Band of Mono Indians in Madera County, California.

Very few companies can chart a visible growth story like that over the next few years.

Solid Financial Structure

As we look out over the next three years, our focus continues to be on developing ways to enhance shareholder value. Taking a balanced approach to growth has always been a part of our overall financial strategy.

For example, in 2003 we focused on improving leverage ratios. We are pleased that as of December 2003, pro forma for a full year of management fees from Thunder Valley, our debt-to-cash-flow ratio was 3.6 times. As a result of the prudent approach we have taken with our financial structure, Standard & Poor's upgraded their outlook on our Company during the year and Moody's recently upgraded their rating on our debt. Based on our projected growth, we believe we can pay for a majority of our development capital expenditures over the next three years from internally generated funds.



Financial Highlights

(In thousands, except per share data)	Years Ended December 31, 2003	2002	2001	2000	1999
Statement of Operations Data:					
Net revenues	$ 858,089	$ 792,865	$ 836,857	$ 990,060	$ 940,663
Operating income	$ 141,071	$ 145,910	$ 138,335	$ 241,194	$ 27,065
Operating income and earnings from joint ventures	$ 161,675	$ 157,203	$ 140,839	$ 242,812	$ 28,871
Net income (loss) applicable to common stock	$ 44,343	$ 17,932	$ 19,369	$ 93,505	$ (44,758)
Diluted earnings (loss) per common share	$ 0.72	$ 0.30	$ 0.32	$ 1.48	$ (0.76)
Weighted average common shares outstanding	61,850	60,730	60,037	63,116	58,692
Balance Sheet Data:					
Capital expenditures	$ 179,655	$ 20,138	$ 450,088	$ 358,763	$ 76,379
Total assets	$1,745,972	$1,598,347	$1,656,122	$1,440,428	$1,276,273
Long-term debt	$1,168,957	$1,165,722	$1,237,090	$ 989,625	$ 942,480
Stockholders' equity	$ 339,939	$ 270,678	$ 248,904	$ 288,887	$ 216,801


566
620
650
692
741
772
779
806
841
95
96
97
98
99
00
01
02
03

Total Employment Las Vegas Metropolitan Area
(in thousands)
Source: Nevada Department of Employment, Training and Rehabilitation


1,055
1,119
1,193
1,261
1,327
1,394
1,486
1,550
1,621
95
96
97
98
99
00
01
02
03

Clark County Population
(in thousands)
Source: University of Nevada Las Vegas Center for Business and Economic Research


1,023
1,157
1,249
1,457
1,610
1,790
1,871
2,100
2,187
95
96
97
98
99
00
01
02
03

Locals' Market Gaming Revenue
(in millions)
Source: Estimated using Nevada Gaming Control Board Revenue Reports


1,394
1,784
1,912
00
05
10

Projected Clark County Population
(in thousands)
Source: University of Nevada Las Vegas Center for Business and Economic Research

Financial Overview

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report.

Results of Operations

The following table highlights the results of our operations (dollars in thousands):

	Year ended December 31, 2003	Percent change	Year ended December 31, 2002	Percent change	Year ended December 31, 2001
Net revenues—total	$ 858,089	8.2 %	$ 792,865	(5.3)%	$ 836,857
Major Las Vegas Operations [a]	781,061	1.6 %	768,813	(3.6)%	797,213
Management fees [b]	46,711	862.5 %	4,853	616.8 %	677
Other Operations and Corporate [c]	30,317	57.9 %	19,199	(50.7)%	38,967
Operating income (loss)—total	$ 141,071	(3.3)%	$ 145,910	5.5 %	$ 138,335
Major Las Vegas Operations [a]	170,566	(7.9)%	185,170	7.3 %	172,539
Management fees [b]	46,711	862.5 %	4,853	616.8 %	677
Other Operations and Corporate [c]	(76,206)	(72.8)%	(44,113)	(26.5)%	(34,881)
Cash flows provided by (used in):					
Operating activities	$ 196,451	47.8 %	$ 132,898	12.8 %	$ 117,768
Investing activities	(184,317)	(205.2)%	(60,393)	87.6 %	(485,398)
Financing activities	(9,201)	88.4 %	(79,283)	(144.6)%	177,763

(a) The Major Las Vegas Operations include the wholly owned properties of Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station, Fiesta Rancho (since January 4, 2001) and Fiesta Henderson (since January 30, 2001).

(b) Includes management fees from Thunder Valley (since June 9, 2003), Green Valley Ranch Station (since December 18, 2001) and Barley's.

(c) Other Operations and Corporate includes the wholly owned properties of Wild Wild West and Wildfire (since January 27, 2003), Southwest Gaming (sold September 30, 2001), and Corporate and Development expense.

Net Revenues

Consolidated net revenues for the year ended December 31, 2003 increased 8.2% to $858.1 million as compared to $792.9 million for the year ended December 31, 2002. The increase in consolidated net revenues was primarily due to management and development fees of approximately $40.3 million and $4.6 million, respectively, from Thunder Valley, which opened on June 9, 2003. We manage Thunder Valley in Sacramento, California on behalf of the United Auburn Indian Community ("UAIC") and receive a management fee of 24% of the facility's net income, as defined.

Combined net revenues from our Major Las Vegas Operations increased 1.6% to $781.1 million for the year ended December 31, 2003 as compared to $768.8 million for the year ended December 31, 2002. The increase in combined net revenues was primarily due to the overall population growth in the Las Vegas valley, as well as the introduction of Jumbo Jackpot in April 2003. Jumbo Jackpot is an exclusive progressive slot jackpot that allows our Boarding Pass card members the opportunity to win between $50,000 and $150,000 just for playing slot machines at the Station properties. The increase in revenues was partially offset by a short-term slowdown in our business during the first part of 2003, as our customers were distracted by the events leading up to and including the war in Iraq.

Consolidated net revenues for the year ended December 31, 2002 decreased 5.3% to $792.9 million as compared to $836.9 million for the year ended December 31, 2001. The decrease in consolidated net revenues was due in part to the prior year including the operations of Southwest Gaming, which was sold on September 30, 2001 and accounted for approximately $22.9 million of net revenue in 2001. In addition, revenues at Sunset Station declined due to the impact from Green Valley Ranch Station, which opened on December 18, 2001, and is accounted for under the equity method.

Combined net revenues from our Major Las Vegas Operations decreased 3.6% to $768.8 million for the year ended December 31, 2002 as compared to $797.2 million for the year ended December 31, 2001. The decline in combined net revenues was due in large part to a decline in revenues at Sunset Station due to the impact from Green Valley Ranch Station. Total net revenues from all properties that we manage (including Green Valley Ranch Station) increased by 10.4% over the same period.

Operating Income/Operating Margin

In analyzing year-to-year comparative operating results, management takes into consideration the effect of certain charges and credits on operating income. The following table identifies these charges and credits and the resulting operating income and operating margins, excluding such charges and credits (dollars in thousands):

	Years ended December 31,		
	2003	2002	2001
Operating income	$ 141,071	$ 145,910	$ 138,335
Operating margin	16.4%	18.4%	16.5%
Certain charges/credits:			
Thunder Valley development fee	(4,595)	—	—
Impairment loss	18,868	8,791	4,001
Litigation settlement	38,000	—	—
Preopening expenses	—	—	6,413
Gain on sale of properties	—	—	(1,662)
Operating income, excluding certain charges/credits	$ 193,344	$ 154,701	$ 147,087
Operating margin, excluding certain charges/credits	22.5%	19.5%	17.6%

Consolidated operating income, excluding certain charges/credits, increased 25.0% in the year ended December 31, 2003 as compared to the year ended December 31, 2002. This increase is primarily due to management fees of approximately $40.3 million from Thunder Valley, which opened on June 9, 2003. As a result, our consolidated operating margin, excluding certain charges/credits, improved 3.0 percentage points in the year ended December 31, 2003 as compared to the year ended December 31, 2002.

Consolidated operating income, excluding certain charges/credits, increased 5.2% in the year ended December 31, 2002 as compared to the year ended December 31, 2001. This increase is due to an aggressive cost containment program we implemented as part of our continued focus on operating efficiencies and realizing synergies from the acquisition of Santa Fe Station, Fiesta Rancho and Fiesta Henderson and the opening of Green Valley Ranch Station. As a result, our consolidated operating margin, excluding certain charges/credits, improved 1.9 percentage points in the year ended December 31, 2002 as compared to the year ended December 31, 2001.

The following table highlights our various sources of revenues and expenses as compared to prior years (dollars in thousands):

	Year ended December 31, 2003	Percent change	Year ended December 31, 2002	Percent change	Year ended December 31, 2001
Casino revenues	$ 648,664	1.7 %	$ 638,113	(3.2)%	$ 659,276
Casino expenses	265,203	2.6 %	258,383	(10.2)%	287,637
Margin	59.1%		59.5%		56.4%
Food and beverage revenues	$ 133,676	(0.1)%	$ 133,811	(4.4)%	$ 139,983
Food and beverage expenses	87,783	11.5 %	78,738	(8.1)%	85,719
Margin	34.3%		41.2%		38.8%
Room revenues	$ 50,460	3.9 %	$ 48,579	2.1 %	$ 47,558
Room expenses	19,580	3.1 %	19,000	(1.5)%	19,289
Margin	61.2%		60.9%		59.4%
Other revenues	$ 45,943	12.6 %	$ 40,790	(34.4)%	$ 62,179
Other expenses	15,452	(5.1)%	16,276	(54.3)%	35,620
Management fees	$ 46,711	862.5 %	$ 4,853	616.8 %	$ 677
Selling, general and administrative expenses	$ 161,643	0.4 %	$ 161,038	(3.0)%	$ 165,977
Percent of net revenues	18.8%		20.3%		19.8%
Corporate expense	$ 33,039	3.4 %	$ 31,946	23.1%	$ 25,952
Percent of net revenues	3.9%		4.0%		3.1%
Earnings from joint ventures	$ 20,604	82.4 %	$ 11,293	351.0%	$ 2,504

Casino. Casino revenues increased 1.7% for the year ended December 31, 2003 as compared to the year ended December 31, 2002 due to the same factors affecting the combined net revenues for our Major Las Vegas Operations. The casino profit margin decreased slightly by 0.4 percentage points for the year ended December 31, 2003 as compared to the year ended December 31, 2002, as casino expenses increased 2.6% over the same periods due primarily to marketing expenses related to the introduction of Jumbo Jackpot.

Casino revenues decreased 3.2% for the year ended December 31, 2002 as compared to the year ended December 31, 2001, due to the same factors affecting the combined net revenues for our Major Las Vegas Operations. The casino profit margin increased 3.1 percentage points for the year ended December 31, 2002 as compared to the year ended December 31, 2001. We were able to increase our casino profit margin, despite the revenue decline, by taking advantage of our size and scale and due to aggressive cost containment efforts throughout all areas of the casino, particularly marketing through the use of technology with products such as the Boarding Pass Card, "Xtra Play Cash" and "Jumbo Bingo".

Food and Beverage. Food and beverage revenues were essentially flat for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Food covers increased 7.3% while the average guest check decreased 8.0% for the year ended December 31, 2003 as compared to the year ended December 31, 2002. The decrease in the average guest check was a result of selected menu price reductions, primarily in the buffet, which were implemented as part of a new marketing program. The lower prices, as well as an aggressive marketing campaign promoting the buffet, drove additional volume resulting in an increase in food covers. As a result of the additional volume, food and beverage expenses increased over the same period. Food and beverage costs also increased due to increases in selected food cost items and marketing costs promoting the buffet.

Food and beverage revenues decreased 4.4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001. Notwithstanding the decrease in food and beverage revenues, the food and beverage net profit margin increased 2.4 percentage points over the same period. We were able to increase our food and beverage net profit margin, despite the decline in revenues, by taking advantage of economies of scale in terms of purchasing power as well as implementing additional cost cutting measures. Food covers declined by 1.4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The reduction in food covers was due to generally soft economic conditions, as well as additional competition in the market from new restaurants. The average guest check decreased 3.9% over the same periods, which was due primarily to selected menu price reductions.

Room. Room revenues increased 3.9% for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Room occupancy increased to 94% from 91%, while the average daily room rate remained constant at $50 for the year ended December 31, 2003 as compared to the year ended December 31, 2002. The increase in occupancy percentage was primarily due to a general increase in travel to Las Vegas during 2003.

Room revenues increased 2.1% for the year ended December 31, 2002 as compared to the year ended December 31, 2001. Room occupancy increased to 91% from 88%, while the average daily room rate decreased to $50 from $52 over the same periods.

Other. Other revenues primarily include income from the gift shops, bowling, entertainment, leased outlets and arcades. Other revenues increased 12.6% for the year ended December 31, 2003 as compared to the year ended December 31, 2002 primarily due to development fees received from Thunder Valley of approximately $4.6 million, net of certain expenses and approximately $1.5 million in rental income from an industrial business center, located adjacent to Wild Wild West, which we purchased in the second quarter of 2003. The increase in other revenues was partially offset by insurance proceeds of approximately $1.6 million that we received in the first quarter of 2002.

Other revenues decreased 34.4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This decrease was due primarily to the sale of Southwest Gaming on September 30, 2001, which provided slot route revenues of approximately $22.9 million for the year ended December 31, 2001. Also included in other revenues for the year ended December 31, 2002, were insurance proceeds of approximately $1.6 million. Other operating expenses decreased 54.3% for the year ended December 31, 2002 as compared to the same period in the prior year. The decrease in other operating expenses was due primarily to the sale of Southwest Gaming mentioned above.

Management Fees. We manage Thunder Valley on behalf of the UAIC and receive a management fee equal to 24% of net income, as defined. In addition, we are the managing partner for both Green Valley Ranch Station and Barley's and receive a management fee equal to 2% of revenues and approximately 5% of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") from Green Valley Ranch Station and 10% of EBITDA from Barley's. For the year ended December 31, 2003, management fees increased to approximately $46.7 million as compared to $4.9 million for the year ended December 31, 2002. The increase is directly related to approximately $40.3 million of management fees from Thunder Valley, as well as increased earnings at Green Valley Ranch Station.

For the year ended December 31, 2002, management fees increased to approximately $4.9 million, as compared to $0.7 million for the year ended December 31, 2001. The increase in management fees is directly related to Green Valley Ranch Station, which opened on December 18, 2001.

Selling, General and Administrative ("SG&A"). SG&A as a percentage of net revenues decreased to 18.8% in the year ended December 31, 2003 as compared to 20.3% in the year ended December 31, 2002. A large portion of these costs are fixed and, as a result, as revenues increased the percentage of SG&A to net revenues decreased. SG&A expenses increased slightly by 0.4% to $161.6 million for the year ended December 31, 2003, from $161.0 million for the year ended December 31, 2002.

SG&A as a percentage of net revenues increased to 20.3% in the year ended December 31, 2002 as compared to 19.8% in the year ended December 31, 2001. A large portion of these costs are fixed and, as a result, as revenues declined the percentage of SG&A to net revenues increased. SG&A expenses decreased 3.0% to $161.0 million for the year ended December 31, 2002, from $166.0 million for the year ended December 31, 2001. The decrease in SG&A expenses is a result of an aggressive cost containment program in addition to taking advantage of economies of scale in terms of marketing, purchasing power, advertising and promotions, which was offset somewhat by an increase in energy costs.

Corporate Expense. Corporate expense as a percentage of net revenues decreased slightly to 3.9% in the year ended December 31, 2003 as compared to 4.0% in the year ended December 31, 2002. Corporate expenses increased to approximately $33.0 million for the year ended December 31, 2003 as compared to approximately $31.9 million for the year ended December 31, 2002. The increase is primarily due to additional employer taxes on stock option exercises in 2003 of approximately $1.1 million.

Corporate expense as a percentage of net revenues increased to 4.0% in the year ended December 31, 2002 as compared to 3.1% in the year ended December 31, 2001. A large portion of these corporate expenses are fixed, which causes an increase in the percentage of net revenues as revenues decline. In addition, during the year ended December 31, 2002, we experienced an increase in litigation costs, which included approximately $3.8 million related to the Harrah's patent litigation, as well as an increase in incentive compensation as compared to the prior year.

Development Expense. Total development expenses for the year ended December 31, 2003 were approximately $4.3 million. We have increased our development resources in an effort to identify potential gaming opportunities, with an emphasis on expanding our management of Native American casinos. We expensed approximately $2.3 million of development costs, which will ultimately not be reimbursed, such as payroll, travel and legal expenses. Also included in development expense for the year ended December 31, 2003, is approximately $2.0 million of costs related to the Graton Rancheria project, which were made after achieving certain milestones on the project and are also not reimbursable (see "Future Development").

Depreciation and Amortization. Depreciation and amortization increased slightly by 0.5% to approximately $73.1 million for the year ended December 31, 2003 as compared to $72.8 million for the year ended December 31, 2002. This increase was due primarily to capital spent in 2003 and the addition of new restaurants at Santa Fe Station and Fiesta Henderson during 2003, which was partially offset by a portion of the original equipment at Texas Station and Sunset Station having been fully depreciated during 2002.

Depreciation and amortization increased 4.6% in the year ended December 31, 2002 to $72.8 million as compared to $69.6 million in the year ended December 31, 2001. The increase is due primarily to capital spent throughout 2001, which included the retheming of The Reserve to a Fiesta-branded property, the completion of the expansion project at Santa Fe Station and the purchase of new slot machines and a new slot system. This increase was offset partially due to a portion of the original equipment at Texas Station and Sunset Station having been fully depreciated during 2002.

Impairment Loss. We recorded an impairment loss of approximately $18.9 million, $8.8 million and $4.0 million in the years ended December 31, 2003, 2002 and 2001, respectively, to adjust the carrying value of our goodwill and other assets to their estimated fair value. The $18.9 million impairment loss in 2003 related to the write-off of approximately $17.5 million in goodwill at Fiesta Rancho in accordance with SFAS No. 142 as a result of reduced growth assumptions (see Change in Accounting Principle). The remaining $1.4 million impairment loss in 2003 was primarily related to the write-off of our investment in a new slot product development. The impairment of this asset was based upon our decision to no longer pursue the development of certain slot products. As a result, all of the development costs that we had incurred were written off, as they were deemed to have no value.

During the year ended December 31, 2002, approximately $3.9 million of the impairment loss related to the write-down of certain assets related to our investments in an Internet, intra-state gaming platform and related technology. In May 2002, the Nevada Gaming Commission communicated that it had general concerns regarding the security and reliability of Internet gaming platforms. The impairment of these assets was based upon our decision to no longer pursue Nevada-based Internet gaming activities as a result of the uncertainty of regulatory approval of these types of activities. As a result, all of the hardware, software and internal development costs that we had incurred were written off in 2002, as they were deemed to have no value. In addition, approximately $4.9 million of the impairment loss was related to our option to invest in an Internet wagering business. In February 2002, we announced that we intended to purchase a 50% interest in Kerzner Interactive Limited (formerly SunOnline

Limited) ("Kerzner Interactive"), a wholly owned subsidiary of Kerzner International Limited (formerly Sun International Hotels Limited) ("Kerzner"). Kerzner Interactive was to be the exclusive vehicle for both Kerzner and us to pursue the Internet wagering business. In July 2002, we converted our agreement to acquire a 50% interest in Kerzner Interactive into an option to do so, and paid $4.5 million for such option. Kerzner decided to discontinue Kerzner Interactive, as it targeted Internet wagering only from jurisdictions that permitted online gaming. As these jurisdictions became more restrictive in their acceptance of Internet gaming, the market size was reduced and competition intensified, resulting in a substantial decrease in the probability of achieving profitability in the short-to-medium term. As a result, we have written-off the option payment and other costs related to this investment.

During the year ended December 31, 2001, we recorded an impairment loss with respect to a 34-acre parcel, near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas. This impairment loss was necessary because, after evaluating all of our options, we determined not to develop a casino on this site. The assets included capitalized rent and design costs, which had no value after we made the decision not to develop a gaming facility on this parcel. As of December 31, 2002, gaming was not permitted on this site due to zoning restrictions.

Litigation Settlement. On February 9, 2004, we entered into an agreement to settle a lawsuit brought in December 2000 by Fitzgeralds Sugar Creek, Inc., the City of Sugar Creek, Missouri and Phillip Griffith for $38 million ($24.7 million, net of the related tax benefit), which was paid on February 24, 2004. The lawsuit centered on allegations of improper conduct by our former Missouri legal counsel, Michael Lazaroff. We have asserted a claim against Mr. Lazaroff and his former law firm to recover all damages caused by Mr. Lazaroff's conduct. As part of that claim, we intend to seek reimbursement for, among other things, the amount we were required to pay to settle the Fitzgerald's litigation, as well as the attorney's fees and costs we incurred in defending that litigation. There can be no assurance that we will be successful in recovering all or any portion of costs or damages.

Preopening Expenses. Preopening expenses for the year ended December 31, 2001 were approximately $6.4 million, which included costs incurred prior to the acquisitions of Fiesta Rancho and Fiesta Henderson and costs incurred prior to the opening of Green Valley Ranch Station.

Gain on Sale of Properties. On September 30, 2001, we sold Southwest Gaming Services, Inc. ("Southwest Gaming"), our wholly owned subsidiary, to Blake L. Sartini, our former executive vice president and chief operating officer. We transferred our stock in Southwest Gaming to Mr. Sartini in exchange for our common stock valued at approximately $8.4 million. We recorded a gain on the sale of $1.7 million in the year ended December 31, 2001. The gain reflected the difference between the carrying value of our investment in the Southwest Gaming assets to be distributed of $6.7 million and the fair value of our common stock of $8.4 million, which was based on its average trading price for five days before September 30, 2001, the transaction closing date.

Earnings from Joint Ventures. We jointly own a 50% interest in Green Valley Ranch Station and Barley's, and a 6.7% interest in the Palms Casino Resort. We recorded our share of the earnings from these joint ventures of $20.6 million, $11.3 million and $2.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in earnings from joint ventures for the year ended December 31, 2003 is primarily a result of increased earnings at Green Valley Ranch Station. The increase in earnings from joint ventures in the year ended December 31, 2002 is a result of Green Valley Ranch Station opening on December 18, 2001.

Interest Expense. Interest expense, net of capitalized interest, decreased 4.0% to $92.9 million in the year ended December 31, 2003 as compared to $96.8 million in the year ended December 31, 2002. Gross interest expense decreased approximately $2.4 million due to a decrease in our average cost of debt to 8.1% from 8.9% for the years ended December 31, 2003 and 2002, respectively. This decrease was offset somewhat by the effect of our interest rate swaps, which resulted in a reduction in interest expense of $3.6 million for the year ended December 31, 2003 as compared to a reduction of $10.7 million in the year ended December 31, 2002. Capitalized interest increased approximately $1.4 million for the year ended December 31, 2003 primarily due to interest capitalized for the construction of Red Rock Station (see "Future Development").

Interest expense, net of capitalized interest, decreased 2.3% to $96.8 million in the year ended December 31, 2002 as compared to $99.1 million in the year ended December 31, 2001. Gross interest expense decreased approximately $11.1 million over the same periods due to a decrease of $80.6 million in total long-term debt from the prior year (excluding the interest rate swap mark-to-market adjustment). The decrease in interest expense was also related to a decrease in the average cost of debt to 8.9% for the year ended December 31, 2002 from 9.4% for the year ended December 31, 2001, which was directly related to the interest rate swaps that converted a portion of our fixed-rate debt to a floating rate. The net effect of the interest rate swaps resulted in a reduction in interest expense of $10.7 million for the year ended December 31, 2002 as compared to a reduction of $4.9 million in the year ended December 31, 2001.

Interest and Other Expense from Joint Ventures. For the years ended December 31, 2003, 2002 and 2001, we recorded $7.2 million, $6.3 million and $0.2 million, respectively, in interest and other expense related to our unconsolidated joint ventures. The increase in interest and other expense from joint ventures during the year ended December 31, 2003, is due to our 50% share of a loss on early retirement of debt of approximately $0.8 million related to the write-off of debt issuance costs at Green Valley Ranch Station (see "Description of Certain Indebtedness and Capital Stock—Green Valley Ranch Station Financing"). The increase in interest and other expense from joint ventures during the year ended December 31, 2002 is directly related to the opening of Green Valley Ranch Station on December 18, 2001.

Interest Income. During the year ended December 31, 2003, we recorded $4.8 million in interest income on our advances to the UAIC for development of Thunder Valley (see "Description of Certain Indebtedness and Capital Stock—United Auburn Indian Community Financing").

Loss on Early Retirement of Debt. The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in April 2002. SFAS No. 145 changed the criteria for reporting any gain or loss resulting from the extinguishment of debt as an extraordinary item. Such gains and losses must be analyzed to determine if they meet the criteria for extraordinary item classification based on the event being both unusual and infrequent. We adopted SFAS No. 145 in 2002, and have reclassified prior period losses on early retirement of debt as an item in other non-operating income (expense), rather than classified as an extraordinary item shown net of the applicable tax benefit.

During the year ended December 31, 2002, we recorded a loss on early retirement of debt of approximately $5.8 million, of which approximately $1.4 million relates to the write-off of the unamortized loan costs on our previous revolving facility. The remaining $4.4 million relates to the redemption of our $150 million 9 3/4% senior subordinated notes on October 18, 2002. We recorded a charge of approximately $10.1 million to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem our $150 million 9 3/4% senior subordinated notes, which was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to our $150 million 9 3/4% senior subordinated notes.

During the year ended December 31, 2001, we recorded a loss on early retirement of debt of $12.7 million related to the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem our $198.0 million 10 1/8% senior subordinated notes which were due in 2006.

In the first quarter of 2004, we repurchased or redeemed our 8 7/8% senior subordinated notes due 2008 and repurchased a portion of our 9 7/8% senior subordinated notes due 2010. As a result of the redemptions, we will record a loss on early retirement of debt of approximately $58 million in the first quarter of 2004. In addition, we have issued a tender offer and consent solicitation for our 8 3/8% senior notes due 2008, which is expected to close on March 17, 2004. As a result, we will have an additional loss on early retirement of debt in the first quarter of 2004 (see "Liquidity and Capital Resources—Senior and Senior Subordinated Notes").

Change in Accounting Principle. The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142. We implemented SFAS No. 142 on January 1, 2002 and tested for impairment in accordance with the provisions of SFAS No. 142 in the first quarter of 2002. As a result of an independent third-party appraisal, we recorded an impairment loss of $13.3 million, net of the applicable tax benefit, during 2002 related to the acquisition of Fiesta Rancho, which is shown as a cumulative effect of a change in accounting principle in our consolidated statements of operations.

Liquidity and Capital Resources

The following liquidity and capital resources discussion contains certain forward-looking statements with respect to our business, financial condition, results of operations, dispositions, acquisitions, expansion projects and our subsidiaries, which involve risks and uncertainties that cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied herein. Such risks and uncertainties include, but are not limited to, financial market risks, the ability to maintain existing management, integration of acquisitions, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, regulatory matters and litigation and other risks described in our filings with the Securities and Exchange Commission. In addition, construction projects such as Red Rock Station, the Green Valley Ranch Station expansion and the Santa Fe Station expansion entail significant risks, including shortages of materials or skilled labor, unforeseen regulatory problems, work stoppages, weather interference, floods and unanticipated cost increases. The anticipated costs and construction periods are based on budgets, conceptual design documents and construction schedule estimates. There can be no assurance that the budgeted costs or construction period will be met. All forward-looking statements are based on our current expectations and projections about future events.

During the year ended December 31, 2003, we generated cash flows from operating activities of $196.5 million. In addition, we received approximately $39.3 million from Thunder Valley for the repayment and interest on our advances to the UAIC, approximately $33.1 million from the exercise of stock options and approximately $6.7 million from the sale of land, property and equipment. At December 31, 2003, we had total available borrowings of $365.0 million under the Revolving Facility, which is reduced by borrowings of $177.0 million and various lines of credit totaling approximately $9.3 million, leaving approximately $178.7 million outstanding as of December 31, 2003. We had $62.3 million in cash and cash equivalents as of December 31, 2003.

During the year ended December 31, 2003, total capital expenditures were $179.7 million, of which approximately $57.9 million was for the remaining balance of the purchase price for approximately 70 acres of land at Charleston Boulevard and Interstate 215 (see "Future Development"), approximately $28.8 million was for the purchase of approximately 17 acres of land near Wild Wild West, approximately $13.5 million was for the accelerated replacement of slot machines to take advantage of ticket-in, ticket-out technology, approximately $7.1 million was related to the purchase of the Wildfire Casino, approximately $5.3 million was for the purchase of approximately 13 acres of land, formerly leased, where Palace Station is located, approximately $7.4 million was related to the addition of new restaurants at Santa Fe Station and Fiesta Henderson, approximately $37.4 million was for maintenance capital expenditures and approximately $22.3 million was for various other projects. In addition to capital expenditures, we paid approximately $16.2 million in advances to the Federated Indians of Graton Rancheria ("FIGR") primarily to secure real estate for future development (see "Future Development"), exercised an option to purchase 32 acres of land in Southwest Las Vegas, adjacent to 35 acres of land previously owned (the "Durango Site"), for approximately $10.7 million, paid approximately $14.9 million in common stock dividends, paid approximately $6.4 million in conjunction with an agreement to purchase a 9-acre parcel of land adjacent to Wild Wild West, paid approximately $5.2 million in advances to the Gun Lake Tribe primarily to secure real estate for future development (see "Future Development"), purchased approximately 90 acres of land near Thunder Valley for approximately $4.2 million and purchased approximately 1.4 million shares of our common stock for approximately $25.1 million.

Our primary cash requirements for 2004 are expected to include (i) approximately $30 million for the payment of common stock dividends, (ii) approximately $35 million for maintenance and other capital expenditures, (iii) approximately $33 million for the accelerated purchase of ticket-in, ticket-out slot machines (approximately $12.1 million of which relates to machines that were placed in service in 2003 but will not be paid for until 2004), (iv) approximately $70 million for the development and construction of Red Rock Station (see "Future Development"), (v) approximately $30 million for the expansion at Santa Fe Station, which will include a new movie theater complex, additional slot machines and other amenities, (vi) approximately $6.5 million for the construction of an ice skating rink at Fiesta Rancho, (vii) approximately $38 million ($24.7 million, net of the related tax benefit), to settle the Fitzgerald's litigation (see "Results of Operations—Litigation Settlement"), (viii) additional advances to the FIGR for development of the Graton Rancheria project, (ix) advances to the Gun Lake Tribe for the development of their project, (x) advances to the Mechoopda Indian Tribe for the development of their project (see "Future Development"), (xi) payments related to other potential Native American projects, (xii) principal and interest payments on indebtedness, (xiii) other strategic land purchases throughout the Las Vegas area and (xiv) opportunistic repurchases of our common stock.

In January 2004, we completed an offering of $400 million senior subordinated notes due in January 2014 that bear interest at a rate equal to 6 1/2%. The proceeds from this offering were used to repay amounts outstanding on the Revolving Facility and to repurchase or redeem our $199.9 million 8 7/8% senior subordinated notes, which were due in 2008. In February 2004, we completed an offering of $350 million senior subordinated notes due in March 2016 that bear interest at a rate equal to 6 7/8%. The proceeds of this offering were used to repurchase a portion of our $375 million 9 7/8% senior subordinated notes due in July 2010. In March 2004, we completed an additional offering of $50 million of senior subordinated notes due in January 2014 and bear interest at a rate equal to 6 1/2%. This offering was an add-on to the $400 million senior subordinated notes issued in January 2004.

In March 2004, we issued a tender offer and consent solicitation for the $400 million 8 3/8% senior notes due 2008. In March 2004, we also agreed to issue $450 million of 6% senior notes due in April 2012. The proceeds from this offering will be used to repurchase the $400 million of 8 3/8% senior notes. Subject to customary conditions and the tender of a majority in principal amount of 8 3/8% senior notes, the transaction is expected to close on March 17, 2004.

We believe that cash flows from operations, available borrowings under the Revolving Facility and existing cash balances will be adequate to satisfy our anticipated uses of capital during 2004. However, we are continually evaluating our financing needs. If more attractive financing alternatives or expansion, development or acquisition opportunities become available to us, we may amend our financing plans assuming such financing would be permitted under our existing debt agreements (see "Description of Certain Indebtedness and Capital Stock") and other applicable agreements.

Off Balance Sheet Arrangements

As of December 31, 2003, we have certain off-balance sheet arrangements that affect our financial condition, liquidity and results of operations, which include a limited make-well agreement for $42.0 million related to the financing at Green Valley Ranch Station (see "Description of Certain Indebtedness and Capital Stock–Green Valley Ranch Station Financing"), a make-well agreement for an undetermined amount and completion guaranty related to the financing of Thunder Valley (see "Description of Certain Indebtedness and Capital Stock–United Auburn Indian Community Financing") and interest rate swaps with a combined notional amount of $250.0 million (see "Description of Certain Indebtedness and Capital Stock–Senior and Senior Subordinated Notes").

The following table summarizes our contractual obligations and commitments (amounts in thousands):

	Contractual obligations			
	Long-term debt [a]	*Operating leases* [b]	*Other long-term obligations* [c]	*Total contractual cash obligations*
As of December 31,				
2004	$ 22	$ 13,586	$ 45,132	$ 58,740
2005	5,358	10,805	50,536	66,699
2006	26	9,244	6,582	15,852
2007	177,022	9,233	5,391	191,646
2008	600,554	9,211	2,213	611,978
Thereafter	373,886	490,886	—	864,772
Total	$ 1,156,868	$ 542,965	$109,854	$1,809,687

(a) See Note 8 to the Consolidated Financial Statements in this Annual Report.
(b) See Note 9 to the Consolidated Financial Statements in this Annual Report.
(c) Other long-term obligations are comprised of employment contracts, slot purchases and the purchase of land on which Wild Wild West is located.

Future Development

Red Rock Station

In May 2003, we paid $57.9 million to complete the acquisition of approximately 70 acres of land in the Summerlin master-planned community in Las Vegas, Nevada. The land is located on Charleston Boulevard at the Interstate 215/Charleston interchange, which is the future site of Red Rock Station. The total purchase price for the land was approximately $64 million. The initial phase of the property is expected to include 60 table games and 2,700 slot machines. The property is expected to also include 400 hotel rooms, 45,000 square feet of meeting space, 16 movie theaters, a 20,000 square foot spa facility and several restaurants, including a buffet. The cost of the project is expected to be approximately $450 million to $475 million, of which approximately $74 million has been spent as of December 31, 2003. We believe the construction of the project will begin in mid-2004 and be complete in late 2005 or early 2006.

Santa Fe Station Expansion

We are currently expanding Santa Fe Station, which will add more than 20,000 square feet of additional casino space, 350 slot machines, a new 16-screen movie theater complex, an upgrade of the property's bowling center, a new entertainment venue and bar, a new Kid's Quest facility and other amenities. The expansion project will also include the removal of the ice arena. We believe that the expansion will cost approximately $50 million and is expected to be completed in the first quarter of 2005.

Fiesta Rancho Expansion

We plan to begin a 31,000 square-foot expansion project at Fiesta Rancho in April 2004, which will bring a new ice arena to the property, complete with concession area, pro shop, locker rooms and private special event rooms. We believe that the project will cost approximately $6.5 million and will be completed by September 2004.

Green Valley Ranch Station Expansion

In the fourth quarter of 2003, we began a $110 million expansion at Green Valley Ranch Station. The expansion will include 296 hotel rooms, 25,500 square feet of additional meeting space, approximately 200 slot machines and an expanded spa facility. Construction on the project is expected to be complete in the fourth quarter of 2004.

The Federated Indians of Graton Rancheria

In April 2003, we entered into Development and Management Agreements with the FIGR pursuant to which we will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected us to assist it in designing, developing and financing the project and, upon opening, we will manage the facility on behalf of the FIGR. The Management Agreement has a term of seven years from the opening of the facility and we will receive a management fee equal to 22% of the facility's net income. We will also receive a development fee equal to 2% of the cost of the project upon the opening of the facility.

In August 2003, the FIGR and we entered into an option to purchase 360 acres of land just west of Rohnert Park's city limits in Sonoma County, California. The proposed site of the project is bordered by Stony Point Road, Wilfred Avenue and Rohnert Park Expressway, approximately one-half mile from Highway 101 and approximately 43 miles from San Francisco. In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the United States Department of the Interior accepting the land into trust on behalf of the FIGR and approval of the Management Agreement by the National Indian Gaming Commission ("NIGC"). No assurances can be given as to when, or if, the necessary government and regulatory approvals will be received. Prior to the receipt of such government and regulatory approvals, we likely will contribute significant financial support to the project. As of December 31, 2003, we had advanced approximately $16.2 million toward the development of this project, primarily to secure real estate for future development. In addition, we will make approximately $11.3 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2003, approximately $2.0 million of these payments have been made. The proposed project is expected to be completed in approximately three to four years, but there can be no assurance that it will be completed within that timeframe or at all.

Gun Lake Tribe

On November 13, 2003, we agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company ("MPM"). Concurrently with our agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe ("Gun Lake"), entered into amended Development and Management Agreements, pursuant to which MPM will assist Gun Lake in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan.

We have agreed to pay $6.0 million for our 50% interest in MPM, which is payable upon achieving certain milestones and is not reimbursable. We may pay an additional $12.0 million in total in years six and seven of the amended Management Agreement, subject to certain contingencies. Under the terms of the amended Development Agreement, we have agreed to arrange financing for the ongoing development costs and construction of the project. Prior to obtaining financing for the project, we expect to advance $10 million to $15 million to Gun Lake for the acquisition of land and other development costs. As of December 31, 2003, we had advanced approximately $5.2 million toward the development of this project, primarily to secure real estate for future development. Although no firm construction budget has been established, we expect that the total cost of the development and construction of the project would be less than $200 million. Funds advanced by us are expected to be repaid with the proceeds of the project financing or from Gun Lake's gaming revenues. The amended Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project's net income to be paid to MPM. Pursuant to the terms of the MPM Operating Agreement, our portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

The proposed project will be located on approximately 145 acres on Highway 131 near 129th Avenue, approximately 25 miles north of Kalamazoo, Michigan. As currently contemplated, the project would include up to 2,500 slot machines, 75 table games, a buffet, specialty restaurants and an entertainment venue. Construction of the project includes the conversion of an existing 192,000 square foot building into the entertainment facility. Development of the entertainment project and operation of Class III gaming is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of Michigan, the United States Department of the Interior accepting the land into trust on behalf of Gun Lake and approval of the Management Agreement by the NIGC. No assurances can be given as to when, or if, the necessary government and regulatory approvals will be received. Prior to the receipt of such governmental and regulatory approvals, we will contribute significant financial support to the project. The proposed project is expected to be completed in 2005, but there can be no assurance that it will be completed at that time or at all.

Mechoopda Indian Tribe

In January 2004, we entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the "MITCR"), a federally recognized Native American tribe. We will assist the MITCR in developing and operating a gaming and entertainment facility to be located in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Prior to obtaining financing for the facility, we expect to advance $5 million to $10 million to the MITCR for the acquisition of land and other development costs. Although no firm construction budget has been established, we expect the total cost of the development and construction of the facility will be less than $80 million. Funds advanced by us are expected to be repaid from the proceeds of the facility financing or from the MITCR's gaming revenues. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. The proposed facility will be located on approximately 650 acres on State Route 149, at the intersection with Highway 99. As currently contemplated, the facility will include approximately 500 slot machines, 10 table games and dining and entertainment amenities. We anticipate the gaming and entertainment facility will be open some time during 2005, but there can be no assurance that it will be completed at that time or at all.

North Fork Rancheria of Mono Indian Tribe

In March 2004, we entered into Development and Management Agreements with the North Fork Rancheria of Mono Indians ("Mono"), a federally recognized Native American tribe located in central California. We will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. We have secured for the benefit of the Mono two parcels of land located on Highway 99 north of the city of Madera. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Although no firm construction budget has been established, we expect the total cost of the development and construction of the facility will be less than $225 million. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the Mono's gaming revenues. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility will include approximately 2,000 slot machines, 70 table games and dining, hotel and entertainment amenities. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the United States Department of the Interior accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC. We anticipate the gaming and entertainment facility will be open some time in late 2007, but there can be no assurance that it will be completed at that time or at all.

Land Acquisition

We have acquired certain parcels of land in the Las Vegas valley and in Sacramento, California as part of our development activities. Our decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to secure additional, acceptable financing in order to proceed with any particular project. As of December 31, 2003, we had $119.2 million of land held for development that consists primarily of six sites that are owned or leased, which comprise 177 acres in the Las Vegas valley and 188 acres in the Sacramento area near Thunder Valley. In addition, we have options to purchase a total of 34 acres adjacent to one of the sites in the Las Vegas valley. The Durango site, located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest quadrant of Las Vegas, currently consists of 67 acres. In April 2003, we exercised our option to purchase 32 acres of land adjacent to 35 acres of land previously owned at the Durango site for $10.7 million. The Boulder/Tropicana site is a 68-acre site consisting of two parcels at the intersection of Boulder Highway and Tropicana Avenue in eastern Las Vegas. We are leasing (with an option to purchase) 34 acres of the site and own the adjacent 34-acre parcel. We also own a 49-acre gaming-entitled parcel in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215 and a 27-acre gaming-entitled parcel at the intersection of Boulder Highway and Nellis Boulevard. We also purchased approximately 90 acres of land, which is adjacent to the 98 acres previously purchased near Thunder Valley for approximately $4.2 million in September 2003.

We exercised our option to purchase the 19-acre parcel of land on which Wild Wild West is located in 2003. Pursuant to the lease, the purchase will take place in July 2005 at the fair market value of the land but not less than $27 million or not more than approximately $36 million. No amounts related to this purchase option have been recorded on our consolidated balance sheets at December 31, 2003. In May 2003, we also purchased approximately 17 acres of land adjacent to Wild Wild West for approximately $28.8 million. This property currently includes approximately 270,000 square feet of office and warehouse space in a number of low-rise buildings. Also in 2003, we paid approximately $6.4 million in conjunction with an agreement to purchase a 9-acre parcel of land adjacent to Wild Wild West.

Regulation and Taxes

We are subject to extensive regulation by the Nevada gaming authorities and will be subject to regulation, which may or may not be similar to that in Nevada, by any other jurisdiction in which we may conduct gaming activities in the future, including the National Indian Gaming Commission and tribal gaming agency of the UAIC. The UAIC and a number of other Native American tribes in California are currently renegotiating certain provisions of the Tribal State Gaming Compacts ("Compacts") to which they are a party. Although it is unclear what changes, if any, may ultimately be made to the Compacts, such renegotiation may result in an increase in the fees paid by the UAIC and other Native American tribes to the State of California, an increase in the number of gaming devices that a Native American tribe may operate and other obligations that are not currently required by the existing Compacts. Changes in applicable laws, regulations or Compact provisions could have a significant impact on our operations.

The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. From time to time, various state and federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. In 2003, the Nevada legislature enacted various tax increases, which raised the tax on gross gaming revenue from 6.25% to 6.75%. In addition, a payroll tax was enacted as well as increases in the taxes on alcohol and cigarettes. The various taxes went into affect at various points throughout the second half of 2003 and the Company anticipates that the annual impact of these new taxes and tax increases will be approximately $5 million.

We believe that our recorded tax balances are adequate. However, it is not possible to determine with certainty the likelihood of possible changes in tax law or in the administration of such law. Such changes, if adopted, could have a material adverse effect on our operating results.

Cash Transaction Reporting Violations

In April 2003, we became aware of violations of certain gaming regulations regarding the reporting of certain cash transactions. We self-reported these violations to the Nevada State Gaming Control Board. We, along with the Nevada State Gaming Control Board, are investigating the violations. We are currently unable to determine the amount of fines or extent of sanctions, if any, which may be levied by the Nevada State Gaming Control Board or the Federal Government. We believe the eventual outcome of this matter will occur in 2004.

Description of Certain Indebtedness and Capital Stock

Revolving Facility

In September 2002, we completed our $365.0 million revolving credit facility (the "Revolving Facility"). The Revolving Facility contains no principal amortization and matures in September 2007. The Borrowers are the major operating subsidiaries and the Revolving Facility is secured by substantially all of our assets. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each, as defined in the Revolving Facility), as selected by us. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on our combined consolidated ratio of debt to Adjusted EBITDA (each, as defined in the Revolving Facility). As of December 31, 2003, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 1.75%. The maximum margin for Eurodollar Rate borrowings is 2.50%. The maximum margin for Alternate Base Rate borrowings is 1.25%. As of December 31, 2003, the fee for the unfunded portion of the Revolving Facility was 0.375%. Pursuant to the terms of the Revolving Facility, we have requested to increase the available borrowings to $500 million.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 2.25 to 1.00 for each quarter and a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.50 to 1.00 for each quarter. As of December 31, 2003, the Borrowers' funded debt to Adjusted EBITDA ratio was 0.76 to 1.00 and the fixed charge coverage ratio was 2.62 to 1.00. In addition, the Revolving Facility has financial and other covenants, which state that the maximum consolidated funded debt to Adjusted EBITDA ratio can be no more than 5.00 to 1.00 through June 30, 2005, which reduces to 4.75 to 1.00 on September 30, 2005 through December 31, 2005, to 4.50 to 1.00 on March 31, 2006 through June 30, 2006 and to 4.00 to 1.00 on September 30, 2006. Other covenants limit prepayments of indebtedness or rent (including subordinated debt other than re-financings meeting certain criteria), limitations on asset dispositions, limitations on dividends, limitations on indebtedness, limitations on investments and limitations on capital expenditures. As of December 31, 2003, our consolidated funded debt to Adjusted EBITDA ratio was 3.58 to 1.00. We have pledged the stock of all of our major subsidiaries.

Senior and Senior Subordinated Notes

In 2001, we completed offerings for a total of $400.0 million of senior notes due in February 2008 (the "Senior Notes"). The Senior Notes bear interest at a rate equal to 8 3/8% per annum and were priced at par. The proceeds from the Senior Notes were used to repay amounts outstanding on the previous revolving facility and to redeem the $198.0 million 10 1/8% senior subordinated notes, which were due in 2006. As a result of the redemption, we recorded a loss on early retirement of debt of approximately $12.7 million in 2001.

In January 2004, we completed an offering of $400 million senior subordinated notes due in January 2014 that bear interest at a rate equal to 6 1/2%. The proceeds from this offering were used to repay amounts outstanding on the Revolving Facility and to repurchase or redeem the $199.9 million 8 7/8% senior subordinated notes, which were due in 2008. In February 2004, we completed an offering of $350 million senior subordinated notes due in March 2016 that bear interest at a rate equal to 6 7/8%. The proceeds of this offering were used to repurchase a portion of the $375 million 9 7/8% senior subordinated notes due in July 2010. In March 2004, we completed an additional offering of $50 million of senior subordinated notes due in January 2014 and bear interest at a rate equal to 6 1/2%. This offering was an add-on to the $400 million senior subordinated notes issued in January 2004.

As a result of the redemptions, we will record a loss on early retirement of debt of approximately $58 million in the first quarter of 2004. Approximately $147.6 million of the $199.9 million 8 7/8% senior subordinated notes were redeemed pursuant to a tender offer and consent solicitation and the remaining $52.3 million were redeemed pursuant to our call option. Approximately $357.5 million of the $375 million 9 7/8% senior subordinated notes were redeemed pursuant to a tender offer and consent solicitation and the remaining $17.4 million will remain outstanding. The consent solicitations effectively eliminated all of the covenants from the remaining 9 7/8% senior subordinated notes.

In March 2004, we issued a tender offer and consent solicitation for the $400 million 8 3/8% senior notes due 2008. In March 2004, we also agreed to issue $450 million of 6% senior notes due in April 2012. The proceeds from this offering will be used to repurchase the $400 million of 8 3/8% senior notes. Subject to customary conditions and the tender of a majority in principal amount of 8 3/8% senior notes, the transaction is expected to close on March 17, 2004.

The following actual and unaudited pro forma information has been prepared assuming that the offerings and redemptions of our senior and senior subordinated notes mentioned above had occurred as of December 31, 2003 (amounts in thousands):

	December 31, 2003	
	Actual	*Proforma (unaudited)*
Revolving Facility due September 30, 2007, weighted average interest rate of approximately 3.5%	$ 177,000	$ —
6% senior notes, principal due April 1, 2012	—	448,214
8 3/8% senior notes, principal due February 15, 2008 [a]	400,000	—
6 1/2% senior subordinated notes due February 1, 2014	—	450,000
6 7/8% senior subordinated notes due March 1, 2016	—	350,000
9 7/8% senior subordinated notes due July 1, 2010	373,886	17,410
8 7/8% senior subordinated notes due December 1, 2008	199,900	—
Other long-term debt, interest at 6.0% maturity dates ranging from 2004 to 2007	6,082	6,082
TOTAL LONG-TERM DEBT	1,156,868	1,271,706
Current portion of long-term debt	(22)	(22)
Market value of interest rate swaps	12,089	380
Total long-term debt, net	$ 1,168,935	$ 1,272,064

(a) Assumes all of the 8 3/8% senior notes were repurchased.

The indentures (the "Indentures") governing our senior subordinated notes (the "Notes") contain certain customary financial and other covenants, which limit the Company and its subsidiaries' ability to incur additional debt. At December 31, 2003, our Consolidated Coverage Ratio (as defined in the Indentures) was 2.92 to 1.00. The Indentures provide that we may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. In the event our Consolidated Coverage Ratio is below 2.00 to 1.00, the covenant limits our ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined) for the four most recent quarters, plus $15 million. The Indentures also give the holders of the Notes the right to require us to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company. The covenants for the Senior Notes are essentially the same as our Notes, except there are limitations on restricted payments and restricted investments, which limits payments of dividends and investments. In addition, the indenture governing the Senior Notes contains a limitation on liens we can incur.

During 2001, we entered into various interest rate swaps with members of our bank group to manage interest expense. The interest rate swaps have converted a portion of our fixed-rate debt to a floating rate. As of December 31, 2003, we had one remaining interest rate swap agreement with a total notional amount of $50.0 million in which we pay a floating rate at December 31, 2003 of approximately 3.54% and receive a fixed rate at December 31, 2003 of approximately 8.38%. The interest rate swap terminates in 2008. The net effect of all of the interest rate swaps resulted in a reduction in interest expense of $3.6 million, $10.7 million and $4.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In February 2004, we entered into two additional interest rate swaps with a combined notional amount of $200 million that is tied directly to our 6 1/2% senior subordinated notes that we issued in January 2004. The interest rate swaps will convert a portion of our fixed-rate debt to a floating rate based upon the six-month LIBOR rate. At inception, we pay a floating rate of six-month LIBOR plus 1.80% and receive a fixed rate of 6 1/2%. The interest rate swaps terminate in 2014.

On October 18, 2002, we redeemed the $150 million 9 3/4% senior subordinated notes. The redemption was funded with proceeds from the Revolving Facility. We recorded a charge of approximately $10.1 million during the year ended December 31, 2002, to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem the $150 million 9 3/4% senior subordinated notes. This charge was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to the $150 million 9 3/4% senior subordinated notes, as discussed below. In addition, we recorded a loss on early retirement of debt of approximately $1.4 million in 2002 to reflect the write-off of the unamortized loan costs on the previous revolving facility.

In September 2002, we terminated an interest rate swap with a notional amount of $150 million, which was due to terminate in 2007. The interest rate swap was terminated at its market value and, as a result, we received approximately $5.8 million. This interest rate swap was tied directly to the $150 million 9 3/4% senior subordinated notes. The mark-to-market adjustment was amortized as a reduction of interest expense over the original contract life of the interest rate swap. When the $150 million 9 3/4% senior subordinated notes were redeemed on October 18, 2002, the adjusted basis of the debt as a result of the fair value hedge termination of approximately $5.7 million was included in the calculation of the net loss on the early retirement of the related debt.

The interest rate swaps that we entered into qualify for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on our balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, we recorded assets of $3.9 million and $5.3 million as of December 31, 2003 and 2002, respectively, representing the fair value of the interest rate swaps and a corresponding increase in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133.

In December 2002, we terminated an interest rate swap with a notional amount of $100 million, which was due to terminate in 2010. The interest rate swap was terminated at its market value and, as a result, we received approximately $9.5 million. This interest rate swap was tied directly to the $375 million 9 3/4% senior subordinated notes. The mark-to-market adjustment will be amortized as a reduction of interest expense over the original contract life of the interest rate swap and as of December 31, 2003 the remaining balance of $8.2 million is included in long-term debt. A majority of this mark-to-market adjustment will be included in the calculation of the net loss on early retirement of debt in the first quarter of 2004 as a result of the redemption of a majority of the $375 million 9 7/8% senior subordinated notes in February 2004.

Green Valley Ranch Station Financing

Green Valley Ranch Station is owned by a 50/50 joint venture between us and GCR Gaming. The joint venture financed Green Valley Ranch Station with a group of banks, and originally provided for borrowings up to $165.0 million at a margin above the LIBOR rate of up to 250 basis points. In December 2003, Green Valley Ranch Station entered into an Amended and Restated Loan Agreement, which replaced the original financing. The available borrowings have been increased to $250.0 million as of December 31, 2003. The proceeds from the amended agreement were used to pay off secured equipment and other financing and to fund the expansion of the facility. Green Valley Ranch Station has entered into an agreement to swap the majority of its floating rate to a fixed rate that will approximate 7.0% during the term of the loan. The loan requires a limited make-well of $42.0 million, if necessary (based on operating results of the property). Pursuant to the make-well agreement, if Green Valley Ranch Station fails to comply with the Fixed Charge Coverage Ratio or the Leverage Ratio (both as defined in the Green Valley Ranch credit agreement), the partners will be required to make cash equity contributions in such amounts as required, which will result in pro forma compliance with the covenants. The make-well is a joint and several obligation of each partner, with GCR Gaming's obligation collateralized. The make-well agreement will terminate upon achieving a post expansion debt to Adjusted EBITDA (as defined) ratio of less than or equal to 3.00 to 1.00 and producing Adjusted EBITDA before management fees of at least $42.0 million. As of December 31, 2003, the debt to Adjusted EBITDA ratio was 2.62 to 1.00. The outstanding balance of the Green Valley Ranch Station revolving credit facility as of December 31, 2003, was approximately $150.0 million.

In December 2001 and March 2002, Green Valley Ranch Station entered into interest rate swaps that have converted a portion of its floating rate debt to a fixed rate and are matched to a portion of its revolving facility. At December 31, 2003, the combined notional amount of the interest rate swaps was $108.0 million, and decreases by varying amounts each quarter. As of December 31, 2003, Green Valley Ranch Station was paying a weighted average fixed rate of 4.33% on the interest rate swaps and was receiving a weighted average floating rate based on three-month LIBOR of 1.15%. These interest rate swaps were also priced to have no value at inception. As a result of the mark-to-market valuation of the interest rate swaps, we recorded approximately $1.3 million and $1.7 million as of December 31, 2003 and December 31, 2002, respectively, for our share of the Green Valley Ranch Station interest rate swaps in accumulated other comprehensive loss in our consolidated balance sheets.

United Auburn Indian Community Financing

We have entered into a Development Services Agreement and a Management Agreement with the UAIC. Pursuant to those agreements, and in compliance with a Memorandum of Understanding entered by the UAIC and Placer County, California, we developed, with the UAIC, Thunder Valley, a gaming and entertainment facility on approximately 49 acres located approximately seven miles north of Interstate 80, in Placer County, California, near Sacramento, which opened on June 9, 2003. On September 17, 2002, the United States Department of the Interior accepted the land into trust on behalf of the UAIC. The acceptance of the land into trust followed the decision of the United States District Court for the District of Washington, D.C., dismissing a lawsuit filed by the cities of Roseville and Rocklin, California, and Citizens for Safer Communities, which challenged the United States Department of the Interior's decision to accept the land into trust. Immediately following the District Court's decision, the plaintiffs appealed the decision to the United States Court of Appeals for the District of Columbia. On November 14, 2003, the Court of Appeals affirmed the dismissal of the lawsuit by the District Court. On February 15, 2004, the Citizens for Safer Communities filed a petition for writ of certiorari with the United States Supreme Court, seeking to appeal the decision of the Court of Appeals. The remaining plaintiffs did not seek to appeal that decision. Notwithstanding the Court of Appeals' decision and the acceptance of the land into trust, there can be no assurances as to the ultimate outcome of the Citizens for Safer Communities' pending efforts to appeal that decision. Our seven-year Management Agreement was approved by the National Indian Gaming Commission and expires in June 2010. We receive a management fee equal to 24% of the facility's net income, as defined, which totaled approximately $40.3 million for the year ended December 31, 2003. We also received a development fee equal to 2% of the cost of the project upon the opening of the facility, which totaled approximately $4.6 million, net of certain expenses, for the year ended December 31, 2003, and is included in other operating revenues on our consolidated statements of operations.

Thunder Valley has 1,906 Class III slot machines, 111 table games, including a private VIP gaming area, a 500-seat bingo room, three specialty restaurants, a 500-seat buffet, a food court, a center pit bar and parking for over 4,500 vehicles. We assisted the UAIC in obtaining $215.0 million of financing for the project through a group of lenders, and we provided an unlimited completion guaranty and credit support for all amounts outstanding under such financing. Based on the current level of operating results of Thunder Valley, we expect the credit support to terminate in June 2004. We have evaluated our obligations related to the completion guaranty in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others" and have determined that the fair value of the obligation is not material. Prior to the completion of the financing, we advanced approximately $46.9 million to the UAIC for the development of Thunder Valley. The entire balance was repaid in 2003. Our advances carried an interest rate of 10%. The interest on our advances to the UAIC was approximately $4.8 million and is included in interest income in our consolidated statements of operations for the year ended December 31, 2003.

Common Stock

We are authorized to issue up to 135 million shares of our common stock, $0.01 par value per share, 70,912,227 shares of which were issued and 10,121,677 shares of which were held in treasury as of December 31, 2003. Each holder of our common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of our common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of our preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all of our assets that remain after payment of liabilities.

On July 21, 2003 and October 1, 2003, our Board of Directors declared a quarterly cash dividend of $0.125 per share. On September 4, 2003, we paid a quarterly cash dividend of approximately $7.4 million to shareholders of record on August 14, 2003. On December 4, 2003, we paid a quarterly cash dividend of approximately $7.5 million to shareholders of record on November 13, 2003.

Preferred Stock

We are authorized to issue up to 5 million shares of our preferred stock, $0.01 par value per share of which none were issued. The Board of Directors, without further action by the holders of our common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, our Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of our common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

During the year ended December 31, 2003, we repurchased approximately 1.4 million shares of our common stock for approximately $25.1 million. We are authorized to repurchase up to approximately 19.5 million shares of our common stock. As of December 31, 2003, we had acquired approximately 10.1 million shares at a cost of approximately $134.5 million.

Rights Plan

On October 6, 1997, we declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

Critical Accounting Policies

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Certain of our accounting policies, including the determination of bad debt reserves, the estimated useful lives assigned to our assets, asset impairment, insurance reserves, purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies and basis of presentation are discussed below, as well as where appropriate in this discussion and analysis and in the notes to our consolidated financial statements.

Promotional Allowances

We recognize as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. Revenues include the retail value of food, beverage, rooms, entertainment and merchandise provided on a complimentary basis to customers. Such amounts are then deducted from revenues as promotional allowances on our consolidated statements of operations. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses.

Slot Club Programs

Our Boarding Pass and Amigo Club player rewards programs (the "Programs") allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentaries under the Programs are recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses. We also record a liability for the estimated cost of the outstanding points under the Programs.

Self-Insurance Reserves

We are self insured up to certain stop loss amounts for workers' compensation, major medical and general liability costs. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. We believe our estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities.

Guarantee Obligations

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that future guarantee obligations be recognized as liabilities at inception of the guarantee contract and increases the disclosures required for current and future guarantee obligations. We adopted the initial recognition provisions of FIN 45 beginning January 1, 2003 and have included the disclosures required in the accompanying notes to our consolidated financial statements. The adoption of FIN 45 did not have a significant impact on our results of operations or financial position.

Derivative Instruments

We enter into interest rate swaps from time to time in order to manage interest rate risks associated with our current and anticipated future borrowings. The interest rate swaps that we have entered into qualify for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on our balance sheet with an offsetting adjustment to the carrying value of the related debt.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

We evaluate our property and equipment and other long-lived assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. Our consolidated financial statements reflect all adjustments required by SFAS No. 144 as of December 31, 2003.

Goodwill and Other Intangibles

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142. We implemented SFAS No. 142 on January 1, 2002 and tested for impairment in accordance with the provisions of SFAS No. 142 in the first quarter of 2002 and annually perform such test. In order to test for impairment of goodwill, we use the Income Approach, which focuses on the income-producing capability of the respective property. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the respective property and converting these after-tax cash flows to present value through discounting. The discounting process uses a rate of return, which accounts for both the time value of money and investment risk factors. The present value of the after-tax cash flows is then totaled to arrive at an indication of the fair value of the goodwill. If the fair value of the goodwill exceeds the carrying value, then impairment is measured based on the difference between the calculated fair value and the carrying value. Our consolidated financial statements reflect all adjustments required by SFAS No. 142 as of December 31, 2003.

Capitalization of Interest

We capitalize interest costs associated with debt incurred in connection with major construction projects. Interest capitalization ceases once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, we capitalize interest on amounts expended on the project at our weighted average cost of borrowed money.

Income Taxes

We are subject to income taxes in the United States of America and file a consolidated federal income tax return. We account for income taxes according to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Our income tax returns are subject to examination by the Internal Revenue Service and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent in our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters.

Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 changes certain consolidation requirements by requiring a variable interest entity to be consolidated by a company that is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In October and December 2003, the FASB agreed to defer the effective date of FIN 46 for variable interests held by public companies in all entities that were acquired prior to February 1, 2003 to the quarter ending March 31, 2004. For entities acquired after February 1, 2003, we were required to adopt FIN 46 for the quarter ended September 30, 2003. Our acquisition of our 50% interest in MPM, which we agreed to purchase in November 2003, was subject to the provisions of FIN 46 and as a result, we have consolidated MPM in our consolidated financial statements at December 31, 2003, as this entity qualifies as a variable interest entity.

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. We have determined that SFAS No. 149 will not have a significant impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On October 29, 2003, the FASB voted to defer for an indefinite period the application of the guidance in SFAS No. 150 to non-controlling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent's financial statements under SFAS No. 150. The FASB decided to defer the application of FASB No. 150 to these non-controlling interests until it could consider some of the resulting implementation issues associated with the measurement and recognition guidance for these non-controlling interests. We currently have no instruments impacted by the adoption of this statement and therefore the adoption did not have a significant impact on our results of operations or financial position.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed-rate borrowings and short-term borrowings under the Revolving Facility. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each, as defined in the Revolving Facility) as selected by us. However, the amount of outstanding borrowings is expected to fluctuate and may be reduced from time to time. The Revolving Facility matures in September 2007.

The following table provides information about our long-term debt at December 31, 2003 (see also "Description of Certain Indebtedness and Capital Stock") (amounts in thousands):

	Maturity date	*Face amount*	*Carrying value*	*Estimated fair value*
Revolving Facility at a weighted average interest rate of approximately 3.5%	September 2007	$ 365,000	$ 177,000	$ 177,000
8 3/8% senior notes	February 2008	400,000	400,000	429,000
9 7/8% senior subordinated notes	July 2010	375,000	373,886	412,500
8 7/8% senior subordinated notes	December 2008	199,900	199,900	206,397
Other debt, interest at 6.0%	2004–2007	6,103	6,082	6,082
Market value of interest rate swaps		12,089	12,089	12,089
Total		$ 1,358,092	$ 1,168,957	$ 1,243,068

We are also exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our debt. This market risk is managed by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace, and do not utilize derivative financial instruments for trading purposes. Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched with specific fixed-rate debt obligations.

The following table provides information about our financial instruments that are sensitive to changes in interest rates (amounts in thousands):

As of December 31,	2004	2005	2006	2007	2008	*Thereafter*	*Total*
Long-term debt (including current portion):							
Fixed-rate	$ —	$ 5,335	$ —	$ —	$ 599,900	$ 373,886	$ 979,121
Average interest rate	—	6.00%	—	—	8.54%	9.88%	9.04%
Variable-rate	$ 22	$ 23	$ 26	$ 177,022	$ 654	$ —	$ 177,747
Average interest rate	6.00%	6.00%	6.00%	3.49%	6.00%	—	3.50%
Interest rate swaps:							
Notional amount	$ —	$ —	$ —	$ —	$ 50,000	$ —	$ 50,000
Average payable rate	—	—	—	—	3.54%	—	3.54%
Average receivable rate	—	—	—	—	8.38%	—	8.38%

Consolidated Balance Sheets

(amounts in thousands, except per share data)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 62,272	$ 59,339
Receivables, net	28,224	15,423
Inventories	5,110	4,875
Prepaid gaming tax	14,940	13,260
Prepaid expenses	7,114	5,765
Deferred income tax	16,804	3,847
TOTAL CURRENT ASSETS	134,464	102,509
Property and equipment, net	1,158,299	1,046,051
Goodwill and other intangibles, net	148,717	167,498
Land held for development	119,197	102,205
Investments in joint ventures	86,425	75,209
Note receivable	—	34,487
Other assets, net	98,870	70,388
Total assets	$ 1,745,972	$ 1,598,347
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 22	$ 122
Accounts payable	20,438	8,534
Accrued expenses and other current liabilities	121,856	80,143
TOTAL CURRENT LIABILITIES	142,316	88,799
Long-term debt, less current portion	1,168,935	1,165,600
Deferred income tax, net	65,285	52,777
Other long-term liabilities, net	29,497	20,493
TOTAL LIABILITIES	1,406,033	1,327,669
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $0.01; authorized 135,000,000 shares; 70,912,227 and 66,689,773 shares issued	497	454
Treasury stock, 10,121,677 and 8,730,872 shares, at cost	(134,534)	(109,462)
Additional paid-in capital	387,973	316,714
Deferred compensation–restricted stock	(27,003)	(20,232)
Accumulated other comprehensive loss	(1,334)	(1,695)
Retained earnings	114,340	84,899
TOTAL STOCKHOLDERS' EQUITY	339,939	270,678
Total liabilities and stockholders' equity	$ 1,745,972	$ 1,598,347

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Operations

(amounts in thousands, except per share data)

	For the years ended December 31,		
	2003	2002	2001
Operating revenues:			
Casino	$ 648,664	$ 638,113	$ 659,276
Food and beverage	133,676	133,811	139,983
Room	50,460	48,579	47,558
Other	45,943	40,790	62,179
Management fees	46,711	4,853	677
GROSS REVENUES	925,454	866,146	909,673
Promotional allowances	(67,365)	(73,281)	(72,816)
NET REVENUES	858,089	792,865	836,857
Operating costs and expenses:			
Casino	265,203	258,383	287,637
Food and beverage	87,783	78,738	85,719
Room	19,580	19,000	19,289
Other	15,452	16,276	35,620
Selling, general and administrative	161,643	161,038	165,977
Corporate expense	33,039	31,946	25,952
Development expense	4,306	—	—
Depreciation and amortization	73,144	72,783	69,576
Impairment loss	18,868	8,791	4,001
Litigation settlement	38,000	—	—
Preopening expenses	—	—	6,413
Gain on sale of properties	—	—	(1,662)
	717,018	646,955	698,522
OPERATING INCOME	141,071	145,910	138,335
Earnings from joint ventures	20,604	11,293	2,504
OPERATING INCOME AND EARNINGS FROM JOINT VENTURES	161,675	157,203	140,839
Other income (expense):			
Interest expense	(92,940)	(96,795)	(99,079)
Interest and other expense from joint ventures	(7,233)	(6,272)	(199)
Interest income	4,873	106	1,937
Loss on early retirement of debt	—	(5,808)	(12,732)
Other	1,802	1,322	(303)
	(93,498)	(107,447)	(110,376)
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	68,177	49,756	30,463
Income tax provision	(23,834)	(18,508)	(11,094)
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	44,343	31,248	19,369
Cumulative effect of change in accounting principle, net of applicable income tax benefit of $7,170	—	(13,316)	—
Net income	$ 44,343	$ 17,932	$ 19,369
Basic and diluted earnings per common share:			
Income before cumulative effect of change in accounting principle:			
Basic	$ 0.76	$ 0.54	$ 0.34
Diluted	$ 0.72	$ 0.51	$ 0.32
Net income:			
Basic	$ 0.76	$ 0.31	$ 0.34
Diluted	$ 0.72	$ 0.30	$ 0.32
Weighted average common shares outstanding:			
Basic	58,371	57,845	57,693
Diluted	61,850	60,730	60,037
Dividends paid per common share	$ 0.25	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Stockholders' Equity

(amounts in thousands)

	Common stock	Treasury stock	Additional paid-in capital	Deferred compensation-restricted stock	Accumulated other comprehensive loss	Retained earnings	Total stockholders' equity
Balances, December 31, 2000	$ 427	$ (41,882)	$ 288,794	$ (6,050)	$ —	$ 47,598	$ 288,887
Exercise of stock options	1	—	1,431	—	—	—	1,432
Issuance of restricted stock	13	—	15,116	(15,129)	—	—	—
Cancellation of restricted stock	—	—	(189)	189	—	—	—
Amortization of deferred compensation	—	—	—	1,480	—	—	1,480
Purchase of treasury stock, at cost (3,470 shares)	—	(49,145)	—	—	—	—	(49,145)
Sale of Southwest Gaming	—	(8,440)	—	—	—	—	(8,440)
Other	—	219	(4,898)	—	—	—	(4,679)
Net income	—	—	—	—	—	19,369	19,369
Balances, December 31, 2001	441	(99,248)	300,254	(19,510)	—	66,967	248,904
Exercise of stock options	11	—	12,322	—	—	—	12,333
Issuance of restricted stock	2	—	3,693	(3,695)	—	—	—
Amortization of deferred compensation	—	—	—	2,973	—	—	2,973
Purchase of treasury stock, at cost (743 shares)	—	(10,214)	—	—	—	—	(10,214)
Green Valley Ranch Station interest rate swap market valuation adjustment, net of income taxes	—	—	—	—	(1,695)	—	(1,695)
Other	—	—	445	—	—	—	445
Net income	—	—	—	—	—	17,932	17,932
Balances, December 31, 2002	454	(109,462)	316,714	(20,232)	(1,695)	84,899	270,678
Exercise of stock options	39	—	58,724	—	—	—	58,763
Issuance of restricted stock	4	—	11,468	(11,472)	—	—	—
Amortization of deferred compensation	—	—	—	3,201	—	—	3,201
Purchase of treasury stock, at cost (1,391 shares)	—	(25,072)	—	—	—	—	(25,072)
Green Valley Ranch Station interest rate swap market valuation adjustment, net of income taxes	—	—	—	—	361	—	361
Dividends paid	—	—	—	—	—	(14,902)	(14,902)
Other	—	—	1,067	1,500	—	—	2,567
Net income	—	—	—	—	—	44,343	44,343
Balances, December 31, 2003	$ 497	$ (134,534)	$ 387,973	$ (27,003)	$ (1,334)	$ 114,340	$ 339,939

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(amounts in thousands)

	For the years ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
NET INCOME	$ 44,343	$ 17,932	$ 19,369
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	73,144	72,783	69,576
Tax benefit from exercise of stock options	25,620	3,194	332
Impairment loss	18,868	8,791	4,001
Earnings from joint ventures, net	(13,371)	(5,021)	(2,305)
Amortization of debt discount and issuance costs	3,156	4,082	6,376
Loss on early retirement of debt	—	5,808	12,732
Cumulative effect of change in accounting principle	—	20,486	—
Gain on sale of properties	—	—	(1,662)
Changes in assets and liabilities:			
Receivables, net	(8,291)	2,432	10,944
Inventories and prepaid expenses	(3,264)	856	(3,666)
Deferred income tax	(449)	12,739	12,103
Accounts payable	11,904	(18,156)	4,939
Accrued expenses and other current liabilities	41,713	3,992	(15,274)
Other, net	3,078	2,980	303
TOTAL ADJUSTMENTS	152,108	114,966	98,399
NET CASH PROVIDED BY OPERATING ACTIVITIES	196,451	132,898	117,768
Cash flows from investing activities:			
Capital expenditures	(179,655)	(20,138)	(449,888)
Note receivable	34,487	(24,086)	(4,565)
Purchase of land held for development	(19,117)	(4,925)	(15,094)
Proceeds from sale of land, property and equipment	6,670	13,123	12,900
Investments in joint ventures	2,329	(60)	(21,478)
Accrued construction contracts payable	—	—	5,534
Payments on construction contracts	—	(5,534)	(5,476)
Other, net	(29,031)	(18,773)	(7,331)
NET CASH USED IN INVESTING ACTIVITIES	(184,317)	(60,393)	(485,398)
Cash flows from financing activities:			
Borrowings (payments) under bank facility with maturity dates less than three months, net	74,800	(25,900)	14,100
Borrowings under bank facility, maturity dates greater than three months	310,000	135,000	30,000
Payments under bank facility, maturity dates greater than three months	(385,000)	(40,000)	—
Principal payments on notes payable, net	(122)	(3,560)	(5,690)
Purchase of treasury stock	(25,072)	(10,214)	(49,145)
Exercise of stock options	33,143	9,139	1,100
Proceeds from interest rate swap termination	—	15,303	—
Redemption of senior subordinated notes	—	(155,685)	(206,247)
Proceeds from the issuance of senior notes	—	—	400,000
Payment of dividends	(14,902)	—	—
Debt issuance costs	(792)	(3,665)	(8,110)
Other, net	(1,256)	299	1,755
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(9,201)	(79,283)	177,763
Cash and cash equivalents:			
Increase (decrease) in cash and cash equivalents	2,933	(6,778)	(189,867)
Balance, beginning of year	59,339	66,117	255,984
Balance, end of year	$ 62,272	$ 59,339	$ 66,117
Supplemental cash flow disclosures:			
Cash paid for interest, net of $3,496, $2,065 and $10,918 capitalized	$ 91,629	$ 92,553	$ 91,255
Cash paid (received) for income taxes, net	$ 1,329	$ (2,567)	$ (17,288)
Supplemental disclosure of non-cash items:			
Equipment purchase financed by debt	$ —	$ —	$ 200
Sale of Southwest Gaming	$ —	$ —	$ 8,440
Investment in MPM	$ 6,082	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation and Organization

Station Casinos, Inc. (the "Company"), a Nevada corporation, is a gaming and entertainment company that currently owns and operates eight major hotel/casino properties (one of which is 50% owned) and three smaller casino properties (one of which is 50% owned), in the Las Vegas metropolitan area, as well as manages a casino for a Native American tribe. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Palace Station Hotel & Casino, Inc. ("Palace Station"), Boulder Station, Inc. ("Boulder Station"), Texas Station, LLC ("Texas Station"), Sunset Station, Inc. ("Sunset Station"), Santa Fe Station, Inc. ("Santa Fe Station"), Fiesta Station, Inc. ("Fiesta Rancho"), Lake Mead Station, Inc. ("Fiesta Henderson"), Wild Wild West Gambling Hall & Hotel ("Wild Wild West") and Wildfire Casino ("Wildfire"). The Company also consolidates MPM Enterprises, LLC ("MPM"), in which it owns a 50% interest and is required to be consolidated. The Company also owns a 50% interest in Barley's Casino & Brewing Company ("Barley's") and Green Valley Ranch Gaming, LLC ("Green Valley Ranch Station") and a 6.7% interest in the Palms Casino Resort, which are accounted for under the equity method. The Company is the managing partner for both Barley's and Green Valley Ranch Station. In addition, the Company manages Thunder Valley Casino ("Thunder Valley") in Sacramento, California on behalf of the United Auburn Indian Community ("UAIC"), which opened on June 9, 2003. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions for items such as slot club program liability, self-insurance reserves, bad debt reserves, estimated useful lives assigned to fixed assets, asset impairment, purchase price allocations made in connection with acquisitions and the calculation of the income tax liabilities, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand at our properties, as well as investments purchased with an original maturity of 90 days or less.

Inventories

Inventories are stated at the lower of cost or market; cost being determined on a first-in, first-out basis.

Fair Value of Financial Instruments

The carrying value of the Company's cash and cash equivalents, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments. The fair value of the Revolving Facility approximates the carrying amount of the debt due to the short-term nature of the underlying borrowings. The fair value of the Company's other long-term debt is estimated based on the quoted market prices for the same or similar issues (see Note 8).

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, the Company reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. The consolidated financial statements reflect all adjustments required by SFAS No. 144 as of December 31, 2003.

Capitalization of Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalization ceases once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of borrowed money. Interest capitalized was approximately $3.5 million, $2.1 million and $10.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Goodwill and Other Intangibles

The Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142. The Company implemented SFAS No. 142 on January 1, 2002 and tested for impairment in accordance with the provisions of SFAS No. 142 in the first quarter of 2002 and will annually perform such test in the fourth quarter of each subsequent year. As a result of an independent third-party appraisal, the Company recorded an impairment loss of $13.3 million, net of the applicable tax benefit, during 2002 related to the acquisition of Fiesta Rancho, which is shown as a cumulative effect of a change in accounting principle in the Company's consolidated statements of operations. Fiesta Rancho was purchased in early 2001, and there were no events or changes in circumstances ("triggering events") during the course of 2001 that would have indicated the recoverability of the carrying amount of the property should be assessed. As a result, there was no requirement to test for impairment under the provisions of SFAS No. 121, which was the primary literature regarding the impairment of an asset prior to the adoption of SFAS No. 142. The Company tested for impairment of goodwill in the fourth quarter of 2002 and determined that there was no impairment. The Company tested for impairment of goodwill in the fourth quarter of 2003 and recorded an impairment loss of $17.5 million at Fiesta Rancho as a result of reduced growth assumptions.

Also, in connection with the acquisition of Fiesta Rancho, the Company acquired the customer list and is amortizing it over five years. The customer list was valued at $5.0 million at the time of the purchase and as of December 31, 2003, had a net book value of approximately $2.4 million. The amortization expense related to the customer list for the years ended December 31, 2003 and 2002 was approximately $1.2 million and is expected to remain the same in future periods until fully amortized.

The following tables illustrates what the effect of adopting SFAS No. 142 would have had on net income and earnings per common share for the year ended December 31, 2001, adjusted to exclude amortization expense related to goodwill that is no longer being amortized (amounts in thousands):

	December 31, 2001
Net income as reported	$ 19,369
Goodwill amortization, net of applicable income tax benefit	3,062
Adjusted net income	$ 22,431
Basic earnings per common share as reported	$ 0.34
Goodwill amortization, net of applicable income tax benefit	0.05
Adjusted basic earnings per common share	$ 0.39
Diluted earnings per common share reported	$ 0.32
Goodwill amortization, net of applicable income tax benefit	0.05
Adjusted diluted earnings per common share	$ 0.37

Debt Issuance Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements and are included in other assets on the Company's consolidated balance sheets.

Preopening Expenses

Preopening expenses have been expensed as incurred. The construction phase of a project typically covers a period of 12 to 24 months. The majority of preopening costs are incurred in the three months prior to opening. During the year ended December 31, 2001, the Company incurred preopening expenses of $6.4 million, which included costs incurred prior to the acquisitions of Fiesta Rancho and Fiesta Henderson and costs incurred prior to the opening of Green Valley Ranch Station.

Interest Rate Swaps

From time to time, the Company uses interest rate swaps and similar financial instruments to assist in managing interest incurred on its long-term debt. The difference between amounts received and amounts paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap or similar financial instrument (see Notes 8 and 9).

Revenues and Promotional Allowances

The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. Revenues include the retail value of food, beverage, rooms, entertainment and merchandise provided on a complimentary basis to customers. Such amounts are then deducted from revenues as promotional allowances on the Company's consolidated statements of operations. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following (amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Food and beverage	$ 57,985	$ 59,781	$ 59,398
Room	3,119	3,023	3,482
Other	3,057	2,899	2,634
Total	$ 64,161	$ 65,703	$ 65,514

The Company's Boarding Pass and Amigo Club player rewards programs (the "Programs") allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentaries under the Programs are recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses. The Company also records a liability for the estimated cost of the outstanding points under the Programs.

Related Party Transactions

The Company has entered into various related party transactions, which consist primarily of lease payments related to ground leases at Boulder Station and Texas Station and the purchase of the Wildfire. On January 27, 2003, the Company purchased substantially all of the assets of the Wildfire for $8.0 million from Bauchman Gaming Ventures, LLC, a company owned by the two brothers-in-law of Scott M Nielson, the Company's Executive Vice President and Chief Legal Officer. The expenses related to these related party transactions were approximately $13.4 million, $5.1 million and $5.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, during the year ended December 31, 2001, the Company recorded a related party gain of approximately $1.7 million. Until September 30, 2001, the Company owned and provided slot route management services in southern Nevada. On September 30, 2001, the Company sold Southwest Gaming Services, Inc. ("Southwest Gaming") to Blake L. Sartini, its former executive vice president and chief operating officer. The Company transferred its stock in Southwest Gaming to Mr. Sartini in exchange for Station Casinos' common stock valued at approximately $8.4 million. The gain reflected the difference between the carrying value of the Company's investment in the Southwest Gaming assets to be distributed of $6.7 million and the fair value of Station Casinos' common stock of $8.4 million, which was based on its average trading price for five days before September 30, 2001, the transaction closing date. Net revenues and operating income for Southwest Gaming for the nine months ended September 30, 2001 were approximately $22.9 million and $1.6 million, respectively.

Earnings Applicable to Common Stock

In accordance with the provisions of SFAS No. 128, "Earnings Per Share", basic EPS is computed by dividing net income applicable to common stock by the weighted average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock options.

The weighted average number of common shares used in the calculation of basic and diluted earnings per share consisted of the following (amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Weighted average common shares outstanding (used in calculation of basic earnings per share)	58,371	57,845	57,693
Potential dilution from the assumed exercise of stock options	3,479	2,885	2,344
Weighted average common and common equivalent shares outstanding (used in calculation of diluted earnings per share)	61,850	60,730	60,037

The number of antidilutive stock options as of December 31, 2003, 2002 and 2001 was 28,000, 0.2 million and 5.5 million, respectively.

Stock-Based Employee Compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based employee compensation programs. Accordingly, compensation expense recognized was different than what would have been otherwise recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation expense for the plans been determined in accordance with SFAS No. 123, the effect on the Company's net income and basic and diluted earnings per common share would have been as follows (amounts in thousands, except per share data):

	For the years ended December 31,		
	2003	2002	2001
Net income:			
As reported	$ 44,343	$ 17,932	$ 19,369
Stock-based compensation expense reported in net income	694	289	—
Stock-based compensation expense under fair value method	(8,175)	(7,022)	(5,219)
Pro forma net income	$ 36,862	$ 11,199	$ 14,150
Earnings per common share:			
Basic—as reported	$ 0.76	$ 0.31	$ 0.34
Basic—pro forma	0.63	0.19	0.25
Diluted—as reported	$ 0.72	$ 0.30	$ 0.32
Diluted—pro forma	0.60	0.18	0.24

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following assumptions:

	For the years ended December 31,		
	2003	2002	2001
Expected dividend yield	1.63%	—	—
Expected stock price volatility	54.30%	56.34%	52.00%
Risk-free interest rate	2.97%	3.82%	4.03%
Expected average life of options (years)	3.42	4.42	3.83
Weighted average fair value per option granted	$ 7.53	$ 6.69	$ 4.73

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma net income may not be representative of that to be expected in future years.

Operating Segments

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires separate financial information be disclosed for all operating segments of a business. The Company believes that it meets the "economic similarity" criteria established by SFAS No. 131, and as a result, the Company aggregates all of its properties into one operating segment. All of our properties offer the same products, cater to the same customer base, are all located in the greater Las Vegas, Nevada area, have the same regulatory and tax structure, share the same marketing techniques and are all directed by a centralized management structure.

Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 changes certain consolidation requirements by requiring a variable interest entity to be consolidated by a company that is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In October and December 2003, the FASB agreed to defer the effective date of FIN 46 for variable interests held by public companies in all entities that were acquired prior to February 1, 2003 to the quarter ending March 31, 2004. For entities acquired after February 1, 2003, the Company was required to adopt FIN 46 for the quarter ended September 30, 2003. The Company's acquisition of its 50% interest in MPM, which it agreed to purchase in November 2003, was subject to the provisions of FIN 46 and as a result, the Company has consolidated MPM in its consolidated financial statements at December 31, 2003, as this entity qualifies as a variable interest entity.

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company has determined that SFAS No. 149 will not have a significant impact on its results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On October 29, 2003, the FASB voted to defer for an indefinite period the application of the guidance in SFAS No. 150 to non-controlling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent's financial statements under SFAS No. 150. The FASB decided to defer the application of FASB No. 150 to these non-controlling interests until it could consider some of the resulting implementation issues associated with the measurement and recognition guidance for these non-controlling interests. The Company currently has no instruments impacted by the adoption of this statement and therefore the adoption did not have a significant impact on its results of operations or financial position.

Reclassifications

Certain amounts in the December 31, 2002 and 2001 consolidated financial statements have been reclassified to conform to the December 31, 2003 presentation. These reclassifications had no effect on the previously reported net income.

2. Receivables

Components of receivables are as follows (amounts in thousands):

	December 31,	
	2003	2002
Casino	$ 7,166	$ 7,280
Hotel	2,428	2,417
Income tax	7,181	4,431
Other	14,335	3,977
	31,110	18,105
Allowance for doubtful accounts	(2,886)	(2,682)
Receivables, net	$ 28,224	$ 15,423

3. Property and Equipment

Property and equipment consists of the following (amounts in thousands):

		December 31,	
	Estimated life (years)	2003	2002
Land	—	$ 140,043	$ 109,652
Land leases	—	—	4,995
Buildings and improvements	10–45	901,347	872,094
Furniture, fixtures and equipment	3–7	392,818	353,694
Construction in progress	—	99,455	14,861
		1,533,663	1,355,296
Accumulated depreciation and amortization		(375,364)	(309,245)
Property and equipment, net		$ 1,158,299	$ 1,046,051

At December 31, 2003 and 2002, substantially all property and equipment of the Company is pledged as collateral for long-term debt.

4. Land Held for Development

The Company has acquired certain parcels of land in the Las Vegas valley and in Sacramento, California as part of its development activities. The Company's decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond the Company's control, no assurances can be made that it will be able to secure additional, acceptable financing in order to proceed with any particular project. As of December 31, 2003, the Company had $119.2 million of land held for development that consists primarily of six sites that are owned or leased, which comprise 177 acres in the Las Vegas valley and 188 acres in the Sacramento area near Thunder Valley. In addition, the Company has options to purchase a total of 34 acres adjacent to one of the sites in the Las Vegas valley. The Durango site, located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest quadrant of Las Vegas, currently consists of 67 acres. In April 2003, the Company exercised its option to purchase 32 acres of land adjacent to 35 acres of land previously owned at the Durango site for $10.7 million. The Boulder/Tropicana site is a 68-acre site consisting of two parcels at the intersection of Boulder Highway and Tropicana Avenue in eastern Las Vegas. The Company is leasing (with an option to purchase) 34 acres of the site and owns the adjacent 34-acre parcel. The Company also owns a 49-acre gaming-entitled parcel in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215 and a 27-acre gaming-entitled parcel at the intersection of Boulder Highway and Nellis Boulevard. The Company also purchased approximately 90 acres of land, which is adjacent to the 98 acres previously purchased near Thunder Valley for approximately $4.2 million in September 2003.

The Company exercised its option to purchase the 19-acre parcel of land on which Wild Wild West is located in 2003. Pursuant to the lease, the purchase will take place in July 2005 at the fair market value of the land but not less than $27 million or not more than approximately $36 million. No amounts related to this purchase option have been recorded on the Company's consolidated balance sheets at December 31, 2003. In May 2003, the Company also purchased approximately 17 acres of land adjacent to Wild Wild West for approximately $28.8 million. This property currently includes approximately 270,000 square feet of office and warehouse space in a number of low-rise buildings. Also in 2003, the Company paid approximately $6.4 million in conjunction with an agreement to purchase a 9-acre parcel adjacent to Wild Wild West.

5. Investments in Joint Ventures

The Company has investments in two 50% owned joint ventures, Green Valley Ranch Station and Barley's, and a 6.7% investment in a joint venture that operates the Palms Casino Resort in Las Vegas, Nevada, that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of the joint ventures. The investment balance also includes interest capitalized during the construction period, which is amortized against the earnings of the joint venture. Investments in joint ventures consist of the following (amounts in thousands):

	December 31,	
	2003	2002
Green Valley Ranch Station (50.0%)	$ 66,484	$ 55,685
Barley's (50.0%)	2,899	2,740
Palms Casino Resort (6.7%)	17,042	16,784
Investments in joint ventures	$ 86,425	$ 75,209

Summarized balance sheet information for the joint ventures is as follows (amounts in thousands):

	December 31,	
	2003	2002
Current assets	$ 51,551	$ 45,607
Property and equipment and other assets, net	525,515	534,302
Current liabilities	37,977	58,380
Long-term debt and other liabilities	196,399	208,264
Stockholders' equity	342,690	313,265

Summarized results of operations for the joint ventures are as follows (amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Net revenues	$ 327,190	$ 276,051	$ 36,277
Operating costs and expenses	263,481	236,817	56,837
OPERATING INCOME (LOSS)	63,709	39,234	(20,560)
Interest and other expense, net	12,734	19,450	1,081
Net income (loss)	$ 50,975	$ 19,784	$ (21,641)

The operating earnings from these joint ventures are shown as a separate line item on the Company's consolidated statements of operations after operating income. In addition, interest and other expense from these joint ventures is shown as a separate component under other income (expense) in the Company's consolidated statements of operations. The following table identifies the total equity earnings from joint ventures (amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Operating earnings from joint ventures	$ 20,604	$ 11,293	$ 2,504
Interest and other expense from joint ventures	(7,233)	(6,272)	(199)
Net earnings from joint ventures	$ 13,371	$ 5,021	$ 2,305

6. Asset Impairment

The Company recorded an impairment loss of approximately $18.9 million, $8.8 million and $4.0 million in the years ended December 31, 2003, 2002 and 2001, respectively, to adjust the carrying value of its goodwill and other assets to their estimated fair value. The $18.9 million impairment loss in 2003 related to the write-off of approximately $17.5 million in goodwill at Fiesta Rancho in accordance with SFAS No. 142 as a result of reduced growth assumptions. The remaining $1.4 million impairment loss in 2003 was primarily related to the write off of the Company's investment in a new slot product development. The impairment of this asset was based upon a decision by the Company to no longer pursue the development of certain slot products. As a result, all of the development costs that the Company had incurred were written off, as they were deemed to have no value.

During the year ended December 31, 2002, approximately $3.9 million of the impairment loss related to the write-down of certain assets related to the Company's investments in an Internet, intra-state gaming platform and related technology. In May 2002, the Nevada Gaming Commission communicated that it had general concerns regarding the security and reliability of Internet gaming platforms. The impairment of these assets was based upon a decision by the Company to no longer pursue Nevada-based Internet gaming activities as a result of the uncertainty of regulatory approval of these types of activities. As a result, all of the hardware, software and internal development costs that the Company had incurred were written off in 2002, as they were deemed to have no value. In addition, approximately $4.9 million of the impairment loss was related to the Company's option to invest in an Internet wagering business. In February 2002, the Company announced that it intended to purchase a 50% interest in Kerzner Interactive Limited (formerly SunOnline Limited) ("Kerzner Interactive"), a wholly owned subsidiary of Kerzner International Limited (formerly Sun International Hotels Limited) ("Kerzner"). Kerzner Interactive was to be the exclusive vehicle for both Kerzner and the Company to pursue the Internet wagering business. In July 2002, the Company converted its agreement to acquire a 50% interest in Kerzner Interactive into an option to do so, and paid $4.5 million for such option. Kerzner decided to discontinue Kerzner Interactive, as it targeted Internet wagering only from jurisdictions that permitted online gaming. As these jurisdictions became more restrictive in their acceptance of Internet gaming, the market size was reduced and competition intensified, resulting in a substantial decrease in the probability of achieving profitability in the short-to-medium term. As a result, the Company has written off the option payment and other costs related to this investment.

During the year ended December 31, 2001, the Company recorded an impairment loss with respect to a 34-acre parcel, near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas. This impairment loss was necessary because, after evaluating all of its options, the Company determined not to develop a casino on this site. The assets included capitalized rent and design costs, which had no value after the Company made the decision not to develop a gaming facility on this parcel. As of December 31, 2002, gaming was not permitted on this site due to zoning restrictions.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following (amounts in thousands):

	December 31,	
	2003	2002
Accrued payroll and related	$ 24,774	$ 25,666
Accrued interest payable	14,655	15,356
Accrued progressives	4,459	6,098
Accrued group insurance	2,921	6,761
Litigation settlement	38,000	—
Other accrued expenses and current liabilities	37,047	26,262
Total accrued expenses and other current liabilities	$ 121,856	$ 80,143

8. Long-term Debt

Long-term debt consists of the following (amounts in thousands):

	December 31,	
	2003	2002
Revolving credit facility, $365.0 million limit at December 31, 2003, due September 30, 2007, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (3.5% at December 31, 2003)	$ 177,000	$ 177,200
8 3/8% senior notes, interest payable semi-annually, principal due February 15, 2008	400,000	400,000
9 7/8% senior subordinated notes, interest payable semi-annually, principal due July 1, 2010, net of unamortized discount of $1.1 million and $1.2 million at December 31, 2003 and 2002, respectively	373,886	373,769
8 7/8% senior subordinated notes, interest payable semi-annually, principal due December 1, 2008	199,900	199,900
Other long-term debt, interest at 6.0% at December 31, 2003, maturity dates ranging from 2004 to 2007	6,082	122
TOTAL LONG-TERM DEBT	1,156,868	1,150,991
Current portion of long-term debt	(22)	(122)
Market value of interest rate swaps	12,089	14,731
Total long-term debt, net	$ 1,168,935	$ 1,165,600

Revolving Facility

In September 2002, the Company completed its $365.0 million revolving credit facility (the "Revolving Facility"). The Revolving Facility contains no principal amortization and matures in September 2007. The Borrowers are the major operating subsidiaries and the Revolving Facility is secured by substantially all of the Company's assets. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each, as defined in the Revolving Facility), as selected by the Company. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on the Company's combined consolidated ratio of debt to Adjusted EBITDA (each, as defined in the Revolving Facility). As of December 31, 2003, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 1.75%. The maximum margin for Eurodollar Rate borrowings is 2.50%. The maximum margin for Alternate Base Rate borrowings is 1.25%. As of December 31, 2003, the fee for the unfunded portion of the Revolving Facility was 0.375%. Pursuant to the terms of the Revolving Facility, the Company has requested to increase the available borrowings to $500 million.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 2.25 to 1.00 for each quarter and a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.50 to 1.00 for each quarter. As of December 31, 2003, the Borrowers' funded debt to Adjusted EBITDA ratio was 0.76 to 1.00 and the fixed charge coverage ratio was 2.62 to 1.00. In addition, the Revolving Facility has financial and other covenants, which state that the maximum consolidated funded debt to Adjusted EBITDA ratio can be no more than 5.00 to 1.00 through June 30, 2005, which reduces to 4.75 to 1.00 on September 30, 2005 through December 31, 2005, to 4.50 to 1.00 on March 31, 2006 through June 30, 2006 and to 4.00 to 1.00 on September 30, 2006. Other covenants limit prepayments of indebtedness or rent (including subordinated debt other than re-financings meeting certain criteria), limitations on asset dispositions, limitations on dividends, limitations on indebtedness, limitations on investments and limitations on capital expenditures. As of December 31, 2003, the Company's consolidated funded debt to Adjusted EBITDA ratio was 3.58 to 1.00. The Company has pledged the stock of all of its major subsidiaries.

Senior and Senior Subordinated Notes

In 2001, the Company completed offerings for a total of $400.0 million of senior notes due in February 2008 (the "Senior Notes"). The Senior Notes bear interest at a rate equal to 8 3/8% per annum and were priced at par. The proceeds from the Senior Notes were used to repay amounts outstanding on the previous revolving facility and to redeem the $198.0 million 10 1/8% senior subordinated notes, which were due in 2006. As a result of the redemption, the Company recorded a loss on early retirement of debt of approximately $12.7 million in 2001.

In the first quarter of 2004, the Company repurchased or redeemed its 8 7/8% senior subordinated notes due 2008 and repurchased a portion of its 9 7/8% senior subordinated notes due July 2010. In addition, the Company has issued a tender offer and consent solicitation for its 8 3/8% senior notes due 2008, which is expected to close on March 17, 2004 (see Note 15 "Subsequent Events").

The indentures (the "Indentures") governing the Company's senior subordinated notes (the "Notes") contain certain customary financial and other covenants, which limit the Company and its subsidiaries' ability to incur additional debt. At December 31, 2003, the Company's Consolidated Coverage Ratio (as defined in the Indentures) was 2.92 to 1.00. The Indentures provide that the Company may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. In the event the Company's Consolidated Coverage Ratio is below 2.00 to 1.00, the covenant limits the Company's ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined) for the four most recent quarters, plus $15 million. The Indentures also give the holders of the Notes the right to require the Company to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company. The covenants for the Senior Notes are essentially the same as the Notes, except there are limitations on restricted payments and restricted investments, which limits payments of dividends and investments. In addition, the indenture governing the Senior Notes contains a limitation on liens the Company can incur.

During 2001, the Company entered into various interest rate swaps with members of its bank group to manage interest expense. The interest rate swaps have converted a portion of the Company's fixed-rate debt to a floating rate. As of December 31, 2003, the Company had one remaining interest rate swap agreement with a total notional amount of $50.0 million in which it pays a floating rate at December 31, 2003 of approximately 3.54% and receives a fixed rate at December 31, 2003 of approximately 8.38%. The interest rate swap terminates in 2008. The net effect of all of the interest rate swaps resulted in a reduction in interest expense of $3.6 million, $10.7 million and $4.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

On October 18, 2002, the Company redeemed the $150 million 9 3/4% senior subordinated notes. The redemption was funded with proceeds from the Revolving Facility. The Company recorded a charge of approximately $10.1 million during the year ended December 31, 2002, to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem the $150 million 9 3/4% senior subordinated notes. This charge was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to the $150 million 9 3/4% senior subordinated notes, as discussed below. In addition, the Company recorded a loss on early retirement of debt of approximately $1.4 million in 2002 to reflect the write-off of the unamortized loan costs on the previous revolving facility.

In September 2002, the Company terminated an interest rate swap with a notional amount of $150 million, which was due to terminate in 2007. The interest rate swap was terminated at its market value and, as a result, the Company received approximately $5.8 million. This interest rate swap was tied directly to the $150 million 9 3/4% senior subordinated notes. The mark-to-market adjustment was amortized as a reduction of interest expense over the original contract life of the interest rate swap. When the $150 million 9 3/4% senior subordinated notes were redeemed on October 18, 2002, the adjusted basis of the debt as a result of the fair value hedge termination of approximately $5.7 million was included in the calculation of the net loss on the early retirement of the related debt.

The interest rate swaps that the Company entered into qualify for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on the Company's balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, the Company recorded assets of $3.9 million and $5.3 million as of December 31, 2003 and 2002, respectively, representing the fair value of the interest rate swaps and a corresponding increase in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133.

In December 2002, the Company terminated an interest rate swap with a notional amount of $100 million, which was due to terminate in 2010. The interest rate swap was terminated at its market value and, as a result, the Company received approximately $9.5 million. This interest rate swap was tied directly to the $375 million 9 3/4% senior subordinated notes. The mark-to-market adjustment will be amortized as a reduction of interest expense over the original contract life of the interest rate swap and as of December 31, 2003 the remaining balance of $8.2 million is included in long-term debt.

The estimated fair value of the Company's long-term debt at December 31, 2003 was approximately $1.24 billion, compared to its book value of approximately $1.16 billion. The estimated fair value amounts were based on quoted market prices on or about December 31, 2003, for the Company's debt securities that are publicly traded. For the Revolving Facility, the fair value approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

Scheduled maturities of long-term debt are as follows (amounts in thousands):

Years ending December 31,	
2004	$ 22
2005	5,358
2006	26
2007	177,022
2008	600,554
Thereafter	373,886
Total	$ 1,156,868

9. Commitments and Contingencies

Red Rock Station

In May 2003, the Company paid $57.9 million to complete the acquisition of approximately 70 acres of land in the Summerlin master-planned community in Las Vegas, Nevada. The land is located on Charleston Boulevard at the Interstate 215/Charleston interchange, which is the future site of Red Rock Station. The total purchase price for the land was approximately $64 million. The initial phase of the property is expected to include 60 table games and 2,700 slot machines. The property is expected to also include 400 hotel rooms, 45,000 square feet of meeting space, 16 movie theaters, a 20,000 square foot spa facility and several restaurants, including a buffet. The cost of the project is expected to be approximately $450 million to $475 million, of which approximately $74 million has been spent as of December 31, 2003. The Company believes the construction of the project will begin in mid-2004 and be complete in late 2005 or early 2006.

Santa Fe Station Expansion

The Company is currently expanding Santa Fe Station, which will add more than 20,000 square feet of additional casino space, 350 slot machines, a new 16-screen movie theater complex, an upgrade of the property's bowling center, a new entertainment venue and bar, a new Kid's Quest facility and other amenities. The expansion project will also include the removal of the ice arena. The Company believes that the expansion will cost approximately $50 million and is expected to be completed in the first quarter of 2005.

Boulder Station Lease

The Company entered into a ground lease for 27 acres of land on which Boulder Station is located. The Company leases this land from KB Enterprises, a company owned by Frank J. Fertitta, Jr. and Victoria K. Fertitta (the "Related Lessor"), the parents of Frank J. Fertitta III, Chairman of the Board and Chief Executive Officer of the Company and Lorenzo J. Fertitta, President of the Company. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $183,333 through June 2008. In July 2008, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In July 2013, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return for comparably situated property or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in June 2008, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Texas Station Lease

The Company entered into a ground lease for 47 acres of land on which Texas Station is located. The Company leases this land from Texas Gambling Hall & Hotel, Inc., a company owned by the Related Lessor. The lease has a maximum term of 65 years, ending in July 2060. The lease provides for monthly rental payments of $287,500 through June 2005. In July 2005, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In July 2010, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return being realized for owners of comparable land in Clark County or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in May 2005, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Wild Wild West Lease

The Company exercised its option to purchase the 19-acre parcel of land on which Wild Wild West is located in 2003. Pursuant to the lease, the purchase will take place in July 2005 at the fair market value of the land but not less than $27 million or not more than approximately $36 million. No amounts related to this purchase option have been recorded on the Company's consolidated balance sheets at December 31, 2003.

Operating Leases

The Company leases several parcels of land, buildings and equipment used in its operations. Leases on various parcels ranging from 19 acres to 47 acres have terms expiring between February 2004 and March 2099. Future minimum lease payments required under these operating leases and other noncancelable operating leases are as follows (amounts in thousands):

Years ending December 31,	
2004	$ 13,586
2005	10,805
2006	9,244
2007	9,233
2008	9,211
Thereafter	490,886
Total	$ 542,965

Rent expense totaled approximately $13.6 million, $12.7 million and $11.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Green Valley Ranch Station

Green Valley Ranch Station is owned by a 50/50 joint venture between the Company and GCR Gaming. The joint venture financed Green Valley Ranch Station with a group of banks, and originally provided for borrowings up to $165.0 million at a margin above the LIBOR rate of up to 250 basis points. In December 2003, Green Valley Ranch Station entered into an Amended and Restated Loan Agreement, which replaced the original financing. The available borrowings have been increased to $250.0 million as of December 31, 2003. The proceeds from the amended agreement were used to pay off secured equipment and other financing and to fund the expansion of the facility. Green Valley Ranch Station has entered into an agreement to swap the majority of its floating rate to a fixed rate that will approximate 7.0% during the term of the loan. The loan requires a limited make-well of $42.0 million, if necessary (based on operating results of the property). Pursuant to the make-well agreement, if Green Valley Ranch Station fails to comply with the Fixed Charge Coverage Ratio or the Leverage Ratio (both as defined in the Green Valley Ranch credit agreement), the partners will be required to make cash equity contributions in such amounts as required, which will result in pro forma compliance with the covenants. The make-well is a joint and several obligation of each partner, with GCR Gaming's obligation collateralized. The make-well agreement will terminate upon achieving a post expansion debt to Adjusted EBITDA (as defined) ratio of less than or equal to 3.00 to 1.00 and producing Adjusted EBITDA before management fees of at least $42.0 million. As of December 31, 2003, the debt to Adjusted EBITDA ratio was 2.62 to 1.00. The outstanding balance of the Green Valley Ranch Station revolving credit facility as of December 31, 2003, was approximately $150.0 million.

In the fourth quarter of 2003, the Company began a $110 million expansion at Green Valley Ranch Station. The expansion will include 296 hotel rooms, 25,500 square feet of additional meeting space, approximately 200 slot machines and an expanded spa facility. Construction on the project is expected to be complete in the fourth quarter of 2004.

In December 2001 and March 2002, Green Valley Ranch Station entered into interest rate swaps that have converted a portion of its floating rate debt to a fixed rate and are matched to a portion of its revolving facility. At December 31, 2003, the combined notional amount of the interest rate swaps was $108.0 million, and decreases by varying amounts each quarter. As of December 31, 2003, Green Valley Ranch Station was paying a weighted average fixed rate of 4.33% on the interest rate swaps and was receiving a weighted average floating rate based on three-month LIBOR of 1.15%. These interest rate swaps were also priced to have no value at inception. As a result of the mark-to-market valuation of the interest rate swaps, the Company recorded approximately $1.3 million and $1.7 million as of December 31, 2003 and December 31, 2002, respectively, for its share of the Green Valley Ranch Station interest rate swaps in accumulated other comprehensive loss in the Company's consolidated balance sheets.

United Auburn Indian Community

The Company has entered into a Development Services Agreement and a Management Agreement with the UAIC. Pursuant to those agreements, and in compliance with a Memorandum of Understanding entered by the UAIC and Placer County, California, the Company and the UAIC developed Thunder Valley, a gaming and entertainment facility on approximately 49 acres located approximately seven miles north of Interstate 80, in Placer County, California, near Sacramento, which opened on June 9, 2003. On September 17, 2002, the United States Department of the Interior accepted the land into trust on behalf of the UAIC. The acceptance of the land into trust followed the decision of the United States District Court for the District of Washington, D.C., dismissing a lawsuit filed by the cities of Roseville and Rocklin, California, and Citizens for Safer Communities, which challenged the U.S. Department of the Interior's decision to accept the land into trust. Immediately following the District Court's decision, the plaintiffs appealed the decision to the United States Court of Appeals for the District of Columbia. On November 14, 2003, the Court of Appeals affirmed the dismissal of the lawsuit by the District Court. On February 15, 2004, the Citizens for Safer Communities filed a petition for writ of certiorari with the United States Supreme Court, seeking to appeal the decision of the Court of Appeals. The remaining plaintiffs did not seek to appeal the decision. Notwithstanding the Court of Appeals' decision and the acceptance of the land into trust, there can be no assurances as to the ultimate outcome of the Citizens for Safer Communities' pending efforts to appeal that decision. The Company's seven-year Management Agreement was approved by the National Indian Gaming Commission ("NIGC") and expires in June 2010. The Company receives a management fee equal to 24% of the facility's net income, as defined, which totaled approximately $40.3 million for the year ended December 31, 2003. The Company also received a development fee equal to 2% of the cost of the project upon the opening of the facility, which totaled approximately $4.6 million, net of certain expenses, for the year ended December 31, 2003, and is included in other operating revenues on the Company's consolidated statements of operations.

Thunder Valley has 1,906 Class III slot machines and 111 table games, including a private VIP gaming area, a 500-seat bingo room, three specialty restaurants, a 500-seat buffet, a food court, a center pit bar and parking for over 4,500 vehicles. The Company assisted the UAIC in obtaining $215.0 million of financing for the project through a group of lenders, with the Company providing an unlimited completion guaranty and credit support for all amounts outstanding under such financing. Based on the current level of operating results of Thunder Valley, the Company expects the credit support to terminate in June 2004. The Company has evaluated its obligations related to the completion guaranty in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others" and has determined that the fair value of the obligation is not material. Prior to the completion of the financing, the Company advanced approximately $46.9 million to the UAIC for the development of Thunder Valley. The entire balance was repaid in 2003. The Company's advances carried an interest rate of 10%. The interest on the Company's advances to the UAIC was approximately $4.8 million and is included in interest income on the Company's consolidated statements of operations for the year ended December 31, 2003.

The Federated Indians of Graton Rancheria

In April 2003, the Company entered into Development and Management Agreements with the Federated Indians of Graton Rancheria (the "FIGR") pursuant to which the Company will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected the Company to assist it in designing, developing and financing the project and, upon opening, the Company will manage the facility on behalf of the FIGR. The Management Agreement has a term of seven years from the opening of the facility and the Company will receive a management fee equal to 22% of the facility's net income. The Company will also receive a development fee equal to 2% of the cost of the project upon the opening of the facility.

In August 2003, the Company and the FIGR entered into an option to purchase 360 acres of land just west of Rohnert Park's city limits in Sonoma County, California. The proposed site of the project is bordered by Stony Point Road, Wilfred Avenue and Rohnert Park Expressway, approximately one-half mile from Highway 101 and approximately 43 miles from San Francisco. In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the United States Department of the Interior accepting the land into trust on behalf of the FIGR and approval of the Management Agreement by the NIGC. No assurances can be given as to when, or if, the necessary government and regulatory approvals will be received. Prior to the receipt of such government and regulatory approvals, the Company likely will contribute significant financial support to this project. As of December 31, 2003, the Company had advanced approximately $16.2 million toward the development of this project, primarily to secure real estate for future development. In addition, the Company will make approximately $11.3 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2003, approximately $2.0 million of these payments have been made. The proposed project is expected to be completed in approximately three to four years, but there can be no assurance that it will be completed within that timeframe or at all.

Gun Lake Tribe

On November 13, 2003, the Company agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company ("MPM"). Concurrently with the Company's agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe ("Gun Lake"), entered into amended Development and Management Agreements, pursuant to which MPM will assist Gun Lake in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan.

The Company has agreed to pay $6.0 million for its 50% interest in MPM, which is payable upon achieving certain milestones and are not reimbursable. An additional $12.0 million in total may be paid by the Company in years six and seven of the amended Management Agreement, subject to certain contingencies. Under the terms of the amended Development Agreement, the Company has agreed to arrange financing for the ongoing development costs and construction of the project. Prior to obtaining financing for the project, the Company expects to advance $10 million to $15 million to Gun Lake for the acquisition of land and other development costs. As of December 31, 2003, the Company had advanced approximately $5.2 million toward the development of this project, primarily to secure real estate for future development. Although no firm construction budget has been established, the Company expects that the total cost of the development and construction of the project would be less than $200 million. Funds advanced by the Company are expected to be repaid with the proceeds of the project financing or from Gun Lake's gaming revenues. The amended Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project's net income to be paid to MPM. Pursuant to the terms of the MPM Operating Agreement, the Company's portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

The proposed project will be located on approximately 145 acres on Highway 131 near 129th Avenue, approximately 25 miles north of Kalamazoo, Michigan. As currently contemplated, the project would include up to 2,500 slot machines, 75 table games, a buffet, specialty restaurants and an entertainment venue. Construction of the project includes the conversion of an existing 192,000 square foot building into the entertainment facility. Development of the entertainment project and operation of Class III gaming is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of Michigan, the United States Department of the Interior accepting the land into trust on behalf of Gun Lake and approval of the Management Agreement by the NIGC. No assurances can be given as to when, or if, the necessary government and regulatory approvals will be received. Prior to the receipt of such governmental and regulatory approvals, the Company will contribute significant financial support to the project. The proposed project is expected to be completed in 2005, but there can be no assurance that it will be completed at that time or at all.

Mechoopda Indian Tribe

In January 2004, the Company entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the "MITCR"), a federally recognized Native American tribe. The Company will assist the MITCR in developing and operating a gaming and entertainment facility to be located in Butte County, California (the "Project"), at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of the Development Agreement, the Company has agreed to arrange the financing for the ongoing development costs and construction of the facility. Prior to obtaining financing for the facility, the Company expects to advance $5 million to $10 million to the MITCR for the acquisition of land and other development costs. Although no firm construction budget has been established, the Company expects the total cost of the development and construction of the facility will be less than $80 million. Funds advanced by the Company are expected to be repaid from the proceeds of the facility financing or from the MITCR's gaming revenues. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. The proposed facility will be located on approximately 650 acres on State Route 149, at the intersection with Highway 99. As currently contemplated, the facility will include approximately 500 slot machines, 10 table games and dining and entertainment amenities. The Company anticipates the gaming and entertainment facility will be open some time during 2005, but there can be no assurance that it will be completed at that time or at all.

Cash Transaction Reporting Violations

In April 2003, the Company became aware of violations of certain gaming regulations regarding the reporting of certain cash transactions. The Company self-reported these violations to the Nevada State Gaming Control Board. The Company, along with the Nevada State Gaming Control Board, are investigating the violations. The Company is currently unable to determine the amount of fines or extent of sanctions, if any, which may be levied by the Nevada State Gaming Control Board or the Federal Government. The Company believes the eventual outcome of this matter will occur in 2004.

10. Stockholders' Equity

Common Stock

The Company is authorized to issue up to 135 million shares of its common stock, $0.01 par value per share, 70,912,227 shares of which were issued and 10,121,677 shares were held in treasury as of December 31, 2003. Each holder of the common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

On July 21, 2003 and October 1, 2003, the Company's Board of Directors declared a quarterly cash dividend of $0.125 per share. On September 4, 2003, the Company paid a quarterly cash dividend of approximately $7.4 million to shareholders of record on August 14, 2003. On December 4, 2003, the Company paid a quarterly cash dividend of approximately $7.5 million to shareholders of record on November 13, 2003.

Preferred Stock

The Company is authorized to issue up to 5 million shares of its preferred stock, $0.01 par value per share of which none were issued. The Board of Directors, without further action by the holders of common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, the Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

During the year ended December 31, 2003, the Company repurchased approximately 1.4 million shares of its common stock for approximately $25.1 million. The Company is authorized to repurchase up to approximately 19.5 million shares of its common stock. As of December 31, 2003, the Company had acquired approximately 10.1 million shares at a cost of approximately $134.5 million.

Other Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to disclose other comprehensive income and the components of such income. Comprehensive income is the total of net income and all other non-stockholder changes in equity. For the year ended December 31, 2003, the Company recorded its 50% interest in the mark-to-market valuation of the interest rate swaps at Green Valley Ranch Station as other comprehensive loss. Comprehensive income was computed as follows (amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Net income	$ 44,343	$ 17,932	$ 19,369
Mark-to-market valuation of interest rate swaps, net of tax	361	(1,695)	—
Comprehensive income	$ 44,704	$ 16,237	$ 19,369

Rights Plan

On October 6, 1997, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") of the Company at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

11. Benefit Plans

Stock Compensation Programs

The Company has adopted a Stock Compensation Program which includes (i) an Incentive Stock Option Plan for the grant of incentive stock options, (ii) a Compensatory Stock Option Plan providing for the grant of nonqualified stock options, (iii) a Restricted Shares Plan providing for the grant of restricted shares of common stock and (iv) a Nonemployee Director Stock Option Plan, providing for the grant of nonqualified stock options. The Company has also adopted the 1999 Stock Compensation Program (combined with the Stock Compensation Program "the Programs"), which includes (i) the 1999 Compensatory Stock Option Plan providing for the majority of the grants of nonqualified stock options to employees who are not officers or directors of the Company and (ii) the 1999 Share Plan which grants shares of common stock to employees based on their length of service with the Company. Officers, key employees, directors (whether employee or non-employee) and independent contractors or consultants of the Company and its subsidiaries are eligible to participate in the Programs. However, only employees of the Company and its subsidiaries are eligible to receive incentive stock options.

A maximum of 18,710,500 shares of common stock has been reserved for issuance under the Programs. Options are granted at the current market price at the date of grant. The plan provides for a variety of vesting schedules, including immediate, 20% per year for five years, 10% per year for 10 years, and a cliff vest at the vesting date, to be determined at the time of grant. Generally, all options expire 10 years from the date of grant.

The Programs will terminate 10 years from the date of adoption or extension, unless terminated earlier by the Board of Directors, and no options or restricted shares may be granted under the Programs after such date. Summarized information for the Programs is as follows:

	For the years ended December 31,					
	2003		2002		2001	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of the year	13,533,544	$ 10.59	14,637,783	$ 10.22	10,765,592	$ 9.91
Granted	169,500	$ 19.98	1,649,500	$ 13.70	4,298,000	$ 11.02
Exercised	(3,838,986)	$ 8.63	(1,079,667)	$ 8.46	(132,638)	$ 6.10
Canceled	(244,242)	$ 13.15	(1,674,072)	$ 13.07	(293,171)	$ 12.64
Outstanding at end of the year	9,619,816	$ 11.25	13,533,544	$ 10.59	14,637,783	$ 10.22
Exercisable at end of year	5,383,469	$ 10.36	7,133,595	$ 9.05	7,655,597	$ 9.64
Options available for grant	1,182,455		1,497,825		510,811	

The following table summarizes information about the options outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average exercise prices
$ 3.29–$ 7.91	1,107,445	4.6	$ 5.31	1,044,750	$ 5.17
$ 7.92–$15.82	8,222,921	6.5	$11.79	4,281,969	$ 11.54
$15.83–$22.15	261,450	8.5	$17.52	56,750	$ 17.12
$22.16–$31.65	28,000	9.7	$28.97	—	$ —
	9,619,816	6.3	$11.25	5,383,469	$ 10.36

Restricted stock grants of 383,468, 50,000, and 1,297,800 shares were issued under the Programs during the years ended December 31, 2003, 2002 and 2001, respectively. The effect of these grants is to increase the issued and outstanding shares of the Company's common stock and decrease the number of shares available for grant in the plan. Deferred compensation is recorded for the restricted stock grants equal to the market value of the Company's common stock on the date of grant. The deferred compensation is amortized over the period the restricted stock vests and is recorded as compensation expense in the accompanying consolidated statements of operations. In addition, the Company issued 219,138 shares of restricted stock in 2001 to three of its executive officers in accordance with a Long-Term Stay-On Performance Incentive Plan.

The fair value on the grant date of the restricted shares and the amount of compensation expense recognized in connection with the restricted shares is as follows (amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Fair value on grant date	$ 11,472	$ 695	$ 18,044
Compensation expense	3,201	2,973	1,480

401(k) Plan

The Company has a defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 50% of the first 4% of each participating employee's compensation. Plan participants can elect to defer before tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code.
The Company's matching contribution was approximately $1.8 million, $1.7 million and $1.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

12. Executive Compensation Plans

The Company has employment agreements with certain of its executive officers. These contracts provide for, among other things, an annual base salary, supplemental long-term disability and supplemental life insurance benefits in excess of the Company's normal coverage for employees. In addition, the Company has adopted a Supplemental Executive Retirement Plan for its Chief Executive Officer and a Supplemental Management Retirement Plan for certain key executives as selected by the Human Resources Committee of the Company's Board of Directors. Other executive plans include a Deferred Compensation Plan and a Long-Term Stay-On Performance Incentive Plan.

13. Income Taxes

The Company files a consolidated federal income tax return. The provision for income taxes for financial reporting purposes consists of the following (amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Income tax provision from continuing operations	$ (23,834)	$ (18,508)	$ (11,094)
Tax benefit from change in accounting principle	—	7,170	—
Total income taxes	$ (23,834)	$ (11,338)	$ (11,094)

The provision for income taxes attributable to the net income consists of the following (amounts in thousands):

	For the years ended December 31,		
	2003	2002	2001
Current	$ (1,826)	$ 372	$ 108
Deferred	(22,008)	(18,880)	(11,202)
Total income taxes	$ (23,834)	$ (18,508)	$ (11,094)

The income tax provision differs from that computed at the federal statutory corporate tax rate as follows:

	For the years ended December 31,		
	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
Lobbying and political	0.2	0.7	0.7
Meals and entertainment	0.1	0.6	2.2
Credits earned, net	(0.9)	(1.7)	(1.8)
Sale of subsidiary	—	—	(1.5)
Nondeductible officers compensation	2.6	2.8	0.2
Reduction in liability based on conclusion of an IRS examination	(2.2)	—	—
Other, net	0.2	1.3	1.6
Effective tax rate	35.0%	38.7%	36.4%

The tax effects of significant temporary differences representing net deferred tax assets and liabilities are as follows (amounts in thousands):

	December 31,	
	2003	2002
Deferred tax assets:		
Current:		
Accrued vacation, bonuses and group insurance	$ 3,880	$ 4,120
Prepaid gaming taxes	(5,100)	(4,484)
Other	18,024	4,211
TOTAL CURRENT	16,804	3,847
Long-term:		
Preopening and other costs, net of amortization	4,434	4,736
Accrued benefits	11,614	8,367
FICA credits	1,179	1,268
Alternative minimum tax credits	19,999	22,638
Other	—	1,720
TOTAL LONG-TERM	37,226	38,729
TOTAL DEFERRED TAX ASSETS	54,030	42,576
Deferred tax liabilities:		
Long-term:		
Temporary differences related to property and equipment	(101,177)	(87,637)
Other	(1,334)	(3,869)
TOTAL DEFERRED TAX LIABILITIES	(102,511)	(91,506)
Net	$ (48,481)	$ (48,930)

The excess of the alternative minimum tax over the regular federal income tax is a tax credit, which can be carried forward indefinitely to reduce future regular federal income tax liabilities. The Company did not record a valuation allowance at December 31, 2003 or 2002 relating to recorded tax benefits because all benefits are more likely than not to be realized.

During 2003, the Internal Revenue Service ("IRS") completed their examination related to the years March 31, 1994 through March 31, 1998. Based on the favorable conclusion of their examination, the Company recorded a reduction in its tax contingency reserve of approximately $1.5 million. The Company is also under IRS examination for years December 31, 1998 through December 31, 2002. Management does not believe that the outcome of these examinations will have a material effect on the Company's financial statements.

14. Legal Matters

The Company and its subsidiaries are defendants in various lawsuits relating to routine matters incidental to their business. As with all litigation, no assurance can be provided as to the outcome of the following matters and litigation inherently involves significant costs. Following is a summary of key litigation impacting the Company.

Poulos/Ahearn Litigation

On April 26, 1994, a suit seeking status as a class action lawsuit was filed by plaintiff, William H. Poulos, et al., as class representative, in the United States District Court, Middle District of Florida, naming 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Station Casinos. On May 10, 1994, a lawsuit alleging substantially identical claims was filed by another plaintiff, William Ahearn, et al., as class representative, in the United States District Court, Middle District of Florida, against 48 manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company and most of the other major hotel/casino companies. The lawsuits allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win.

The two lawsuits have been consolidated into a single action, and have been transferred to the United States District Court for the District of Nevada (the "Nevada District Court"). On September 26, 1995, a lawsuit alleging substantially identical claims was filed by plaintiff, Larry Schreier, et al., as class representative, in the Nevada District Court, naming 45 manufacturers, distributors, and casino operators of video poker and electronic slot machines, including the Company. Motions to dismiss the Poulos/Ahearn and Schreier cases were filed by defendants. On April 17, 1996, the Poulos/Ahearn lawsuits were dismissed, but plaintiffs were given leave to file Amended Complaints on or before May 31, 1996. On May 31, 1996, an Amended Complaint was filed, naming William H. Poulos, et al., as plaintiff. Defendants filed a motion to dismiss. On August 15, 1996, the Schreier lawsuit was dismissed with leave to amend. On September 27, 1996, Schreier filed an Amended Complaint. Defendants filed motions to dismiss the Amended Complaint. In December 1996, the Court consolidated the Poulos/Ahearn, the Schreier, and a third case not involving the Company and ordered all pending motions be deemed withdrawn without prejudice, including Defendants' Motions to Dismiss the Amended Complaints. The plaintiffs filed a Consolidated Amended Complaint on February 13, 1997. On or about December 19, 1997, the Court issued formal opinions granting in part and denying in part the defendants' motion to dismiss. In so doing, the Court ordered plaintiffs to file an amended complaint in accordance with the Court's orders in January of 1998. Accordingly, plaintiffs amended their complaint and filed it with the Nevada District Court in February 1998. The Company and all other defendants continue to deny the allegations contained in the amended complaint filed on behalf of plaintiffs. The plaintiffs are seeking compensatory, special, consequential, incidental, and punitive damages in unspecified amounts. On June 25, 2002, the Nevada District Court denied plaintiffs' motion for class certification. On July 11, 2002, plaintiffs filed a petition for permission to appeal such class certification ruling with the United States Court of Appeals for the Ninth Circuit. On August 15, 2002, the Ninth Circuit granted the plaintiffs' petition for permission to appeal such class certification ruling. The parties have filed briefs setting forth their arguments, and rebutting the other party's arguments concerning the issue on appeal. On January 15, 2004, the Court of Appeals heard oral argument on this matter, but has yet to issue a ruling. While no assurances can be made with respect to any litigation, the Company believes that the plaintiffs' claims are without merit and does not expect that the lawsuits will have a material adverse effect on the Company's financial position or results of operations.

Fitzgerald's Sugar Creek Litigation

On December 20, 2000, the Company and Kansas City Station Corporation were named as defendants in an action styled Fitzgeralds Sugar Creek, Inc. v. Kansas City Station Corp., et al., No. 00CV230480 (Circuit Court of Jackson County, Missouri). The plaintiff alleged that the defendants were liable for unspecified actual and punitive damages and other relief, based on alleged tortuous interference with the plaintiff's business expectancy of receiving a Missouri gaming license in the Kansas City metropolitan area. The allegations of the petition appeared to be based on the same issues involved in the investigation by the Missouri Gaming Commission related to activities of Michael Lazaroff, an attorney who formerly represented the Company in Missouri. The plaintiff also alleged claims based on fraudulent concealment and civil conspiracy. The Company and its subsidiary responded to this lawsuit on January 19, 2001 and moved to remove the case to bankruptcy court in Nevada. On March 29, 2001, the United States Bankruptcy Court for the Western District of Missouri remanded the case to the Circuit Court of Jackson County, Missouri. On April 19, 2001, defendants filed a motion to dismiss plaintiff's petition. On August 10, 2001, the Circuit Court (1) granted that motion to dismiss as to the civil conspiracy claim, and (2) denied that motion to dismiss as to the tortuous interference with business expectancy and fraudulent concealment claims. On November 21, 2001, Philip Griffith and the City of Sugar Creek, Missouri (the "City") were added as plaintiffs in this case. The new plaintiffs also alleged claims for tortuous interference with business expectancy and fraudulent concealment. On December 17, 2001, defendants filed a motion to dismiss all of Griffith's and the City's claims. On March 15, 2002, the Circuit Court denied that motion to dismiss in its entirety. This litigation was settled in February 2004 (see Note 15 "Subsequent Events—Litigation Settlement").

Harrah's Litigation

On July 13, 2001, the Company and five of its major operating subsidiaries were named as defendants in a lawsuit brought by Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc. in the United States District Court, District of Nevada (CV-S-01-0825-PMP-RJJ). The plaintiffs allege that the Company and its subsidiaries are liable for unspecified actual and punitive damages, and they seek injunctive and other relief, based on allegations that the Company's "Boarding Pass Rewards Program" infringes on various patents held by the plaintiffs.

On October 4, 2001, the Company and the subsidiaries filed their answer and counterclaim seeking declaratory judgment that Harrah's patents, (1) are not infringed by the Company's and the subsidiaries' actions, (2) are invalid under federal patent law and (3) are rendered unenforceable due to Harrah's inequitable conduct. On March 27, 2002, Harrah's filed an amended complaint, which added an additional defendant, Green Valley Ranch Gaming, LLC, which is an affiliate of the Company. On April 22, 2002, the Company and its subsidiaries and affiliate filed their amended answer and counterclaim denying infringement by Green Valley Ranch Gaming, LLC, and alleging Harrah's committed further acts of inequitable conduct.

On January 17, 2003, the Company filed motions for summary judgment or partial summary judgment on several issues: (1) a Motion for Summary Judgment of Patent Unenforceability Due To Inequitable Conduct, (2) a Motion for Summary Judgment of Patent Invalidity Under 35 U.S.C. ss 102 and 103 (lack of novelty and obviousness), (3) a Motion for Partial Summary Judgment of Patent Invalidity Under 35 U.S.C. s 112 (indefiniteness, lack of written description and failure to disclose best mode), (4) a Motion for Partial Summary Judgment of Non-Infringement of U.S. Patent No. 6,003,013, and (5) a Motion for Partial Summary Judgment of Non-Infringement of U.S. Patent No. 6,183,362. That same day, Harrah's filed motions for partial summary judgment on several issues: (1) a Motion for Partial Summary Judgment of Infringement of Claims 15-18 of U.S. Patent No. 5,761,647, (2) a Motion for Partial Summary Judgment of Infringement of Claims 1-2 and 49 of U.S. Patent No. 6,003,013, (3) a Motion for Partial Summary Judgment on Defendants' Invalidity Defenses, and (4) a Motion for Partial Summary Judgment That Certain Third Party Systems Are Not Prior Art. During February and March of 2003, the parties filed oppositions, reply briefs and various motions to strike in response to the summary judgment motions.

The Company and its subsidiaries and affiliate have requested oral argument on the motions. A hearing on certain of the summary judgment motions and motions to strike has been set for March 23, 2004. While no assurances can be made with respect to any litigation, the Company believes that the plaintiffs' claims are without merit and does not expect that the lawsuit will have a material adverse effect on its financial position or results of operations.

Plattner Litigation

On May 2, 2003, the Company and one of its operating subsidiaries, Palace Station Hotel & Casino, Inc. ("Palace Station"), were named as defendants in a lawsuit seeking status as a class action brought by Dov Plattner in the Superior Court of Los Angeles County, California (Case No. CB295056).

The lawsuit seeks to recover for alleged breach of contract, fraud, negligent misrepresentation, breach of covenant of good faith and fair dealing, promissory fraud, unjust enrichment and violations of sections 17200 and 17500, et. seq. of the California Business and Professions Code, all in connection with energy and telephone surcharge fees imposed on Palace Station hotel guests. The plaintiff is requesting unspecified actual and punitive damages, as well as injunctive and other relief.

On November 10, 2003, the defendants filed a response to the complaint denying all liability. While no assurances can be made with respect to any litigation, the Company believes that the plaintiff's claims are without merit and does not expect that the lawsuit will have a material adverse effect on the Company's financial position or results of operations.

Castillo Litigation

On May 14, 2003, the Company (as a nominal defendant only) and all of its executive officers and directors were named as defendants in a derivative action lawsuit, which also seeks status as a class action, brought by Bernard Castillo in the District Court of Clark County, Nevada (Case No. A467663).

The lawsuit alleges that (1) the director defendants breached their fiduciary duties by failing to make certain disclosures in the Company's 2002 Proxy Statement regarding the sale by the Company of its subsidiary, Southwest Gaming Services, Inc. ("SGSI"), and regarding a proposal seeking shareholder approval of an amendment to the Company's stock option plan; (2) the director defendants breached their fiduciary duties in approving the sale of SGSI and in recommending approval of the option plan amendment; and (3) the purchasers of SGSI and the recipients of certain benefits made possible by the option plan amendment were unjustly enriched. The plaintiff is requesting unspecified actual damages, as well as injunctive and other relief.

On July 21, 2003, the defendants filed a motion to dismiss or, in the alternative, motion to stay all of the plaintiff's claims. On October 24, 2003, the District Court granted the motion to stay all of plaintiff's claims pending the consideration of such claims by a special litigation committee to be formed by the Company in accordance with the Court's order granting such motion. On February 27, 2004, the District Court entered another order extending the stay for another 120 days pending the special litigation committee investigation. While no assurances can be made with respect to any litigation, the Company believes that the plaintiff's claims are without merit and does not expect that the lawsuit will have a material adverse effect on the Company's financial position or results of operations.

15. Subsequent Events

Senior Subordinated Notes

In January 2004, the Company completed an offering of $400 million senior subordinated notes due in January 2014 that bear interest at a rate equal to 6 1/2%. The proceeds from this offering were used to repay amounts outstanding on the Revolving Facility and to repurchase or redeem the $199.9 million 8 7/8% senior subordinated notes, which were due in 2008. In February 2004, the Company completed an offering of $350 million senior subordinated notes due in March 2016 that bear interest at a rate equal to 6 7/8%. The proceeds of this offering were used to repurchase a portion of the $375 million 9 7/8% senior subordinated notes, which were due in July 2010. In March 2004, the Company completed an additional offering of $50 million of senior subordinated notes due in January 2014 and bear interest at a rate equal to 6 1/2%. This offering was an add-on to the $400 million senior subordinated notes issued in January 2004.

As a result of the redemptions, the Company will record a loss on early retirement of debt of approximately $58 million in the first quarter of 2004. Approximately $147.6 million of the $199.9 million 8 7/8% senior subordinated notes were redeemed pursuant to a tender offer and consent solicitation and the remaining $52.3 million were redeemed pursuant to our call option. Approximately $357.5 million of the $375 million 9 7/8% senior subordinated notes were redeemed pursuant to a tender offer and consent solicitation and the remaining $17.4 million will remain outstanding. The consent solicitations effectively eliminated all of the covenants from the remaining 9 7/8% senior subordinated notes.

In March 2004, the Company issued a tender offer and consent solicitation for the $400 million 8 3/8% senior notes due 2008. In March 2004, the Company also agreed to issue $450 million of 6% senior notes due in April 2012. The proceeds form this offering will be used to repurchase the $400 million of 8 3/8% senior notes. Subject to customary conditions and the tender of a majority in principal amount of the 8 3/8% senior notes, the transaction is expected to close on March 17, 2004.

In February 2004, the Company entered into two additional interest rate swaps with a combined notional amount of $200 million that is tied directly to the Company's 6 1/2% senior subordinated notes that it issued in January 2004. The interest rate swaps will convert a portion of the Company's fixed-rate debt to a floating rate based upon six-month LIBOR rates. At inception, the Company pays a floating rate of six-month LIBOR plus 1.80% and receives a fixed rate of 6 1/2%. The interest rate swaps terminate in 2014.

North Fork Rancheria of Mono Indian Tribe

In March 2004, the Company entered into Development and Management Agreements with the North Fork Rancheria of Mono Indians ("Mono"), a federally recognized Native American tribe located in central California. The Company will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. The Company has secured for the benefit of the Mono two parcels of land located on Highway 99 north of the city of Madera. Under the terms of the Development Agreement, the Company has agreed to arrange the financing for the ongoing development costs and construction of the facility. Although no firm construction budget has been established, the Company expects the total cost of the development and construction of the facility will be less than $225 million. Funds advanced by the Company are expected to be repaid from the proceeds of the project financing or from the Mono's gaming revenues. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility will include approximately 2,000 slot machines, 70 table games and dining, hotel and entertainment amenities. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the United States Department of the Interior accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC. The Company anticipates the gaming and entertainment facility will be open some time in late 2007, but there can be no assurance that it will be completed at that time or at all.

Litigation Settlement

On February 9, 2004, the Company reached an agreement to settle a lawsuit brought in December 2000 by Fitzgeralds Sugar Creek, Inc., the City of Sugar Creek, Missouri and Phillip Griffith for $38 million ($24.7 million, net of the related tax benefit), which was paid on February 24, 2004. The lawsuit centered on allegations of improper conduct by the Company's former Missouri legal counsel, Michael Lazaroff. The Company has asserted a claim against Mr. Lazaroff and his former law firm to recover all damages caused by Mr. Lazaroff's conduct. As part of that claim, the Company intends to seek reimbursement for, among other things, the amount it was required to pay to settle the Fitzgerald's litigation, as well as the attorney's fees and costs incurred by the Company in defending that litigation. There can be no assurance that the Company will be successful in recovering all or any portion of costs or damages.

16. Quarterly Financial Information (Unaudited)

(amounts in thousands, except per share amounts)	*Net revenues*	*Operating income*	*Income (loss) before income taxes and change in accounting principle*	*Net income (loss) applicable to common stock*	*Diluted earnings (loss) per common share*
Year ended December 31, 2003					
First quarter [a]	$ 199,561	$ 40,550	$ 19,938	$ 12,561	$ 0.21
Second quarter [b]	210,005	48,002	32,743	20,628	0.33
Third quarter [c]	218,670	49,880	31,431	19,802	0.32
Fourth quarter [d]	229,853	2,639	(15,935)	(8,648)	(0.14)
Year ended December 31, 2002					
First quarter [e]	$ 202,067	$ 43,285	$ 20,728	$ (257)	$ (0.00)
Second quarter [f]	197,481	35,420	12,664	7,978	0.13
Third quarter [g]	191,710	33,586	9,001	5,671	0.09
Fourth quarter [h]	201,607	33,619	7,363	4,540	0.07

(a) Includes an impairment loss of approximately $1.4 million primarily related to the write-off of an investment in the development of a new slot product (see Note 6).
(b) Includes development fees of approximately $3.6 million from Thunder Valley (see Note 9).
(c) Includes development fees of approximately $0.8 million from Thunder Valley (see Note 9). Also includes development expenses of approximately $2.9 million.
(d) Includes development fees of approximately $0.2 million from Thunder Valley, development expenses of approximately $1.4 million, a goodwill impairment loss of approximately $17.5 million at Fiesta Rancho (see Goodwill and Other Intangibles in Note 1) and a litigation settlement of $38.0 million (see Notes 9 and 15).
(e) Includes a cumulative effect of change in accounting principle, net of applicable income tax benefit, of approximately $13.3 million, related to the goodwill acquired at Fiesta Rancho as a result of the adoption of SFAS No.142 (see Goodwill and Other Intangibles in Note 1).
(f) Includes an impairment loss of approximately $3.9 million related to the write-down of certain assets related to investments in an Internet, intra-state gaming platform and related technology (see Note 6).
(g) Includes a loss on early retirement of debt of approximately $1.4 million, which was the result of the retirement and subsequent replacement of the revolving credit facility in September 2002 (see Note 8).
(h) Includes a loss on early retirement of debt of approximately $4.4 million, which was the result of the redemption of the $150 million 9 3/4% senior subordinated notes in October 2002 (see Note 8). Also includes an impairment loss of approximately $4.9 million related to the write-off of our option to invest in the Internet wagering business with Kerzner Interactive (see Note 6).

Report of Independent Auditors

To the Board of Directors and Stockholders of Station Casinos, Inc.:

We have audited the accompanying consolidated balance sheet of Station Casinos, Inc. and subsidiaries (a Nevada corporation) as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Station Casinos, Inc. and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles", and recorded a cumulative effect of a change in accounting principle in the first quarter of 2002.

Ernst & Young LLP

Las Vegas, Nevada
February 6, 2004, except for Note 15, as to which the date is March 5, 2004

Independent Auditors' Report

To the Board of Directors and Stockholders of
Station Casinos, Inc.:

We have audited the accompanying consolidated balance sheet of Station Casinos, Inc. and subsidiaries (the "Company") (a Nevada corporation) as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Station Casinos, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles", and recorded a cumulative effect of a change in accounting principle in the first quarter of 2002.

Deloitte & Touche LLP

Las Vegas, Nevada
January 29, 2003

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock trades on the New York Stock Exchange under the symbol "STN". The following table sets forth, for the periods indicated, the high and low sale price per share of our common stock as reported on the New York Stock Exchange.

	High	*Low*
Year Ending December 31, 2003		
First Quarter	$ 21.67	$ 16.55
Second Quarter	25.87	20.49
Third Quarter	32.96	24.85
Fourth Quarter	33.50	27.80
Year Ending December 31, 2002		
First Quarter	$ 17.03	$ 10.80
Second Quarter	19.20	15.95
Third Quarter	18.10	11.21
Fourth Quarter	19.20	15.21

As of March 1, 2004, there were 562 holders of record of our common stock and the closing price of our common stock was $38.81.

On July 21, 2003 and October 1, 2003, our Board of Directors declared a quarterly cash dividend of $0.125 per share. On September 4, 2003, we paid a quarterly cash dividend of approximately $7.4 million to shareholders of record on August 14, 2003. On December 4, 2003, we paid a quarterly cash dividend of approximately $7.5 million to shareholders of record on November 13, 2003. The payment of dividends in the future will be at the discretion of our Board of Directors. Restrictions imposed by our debt instruments and other agreements limit the payment of dividends (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Indebtedness and Capital Stock").

Corporate Information

Board of Directors

Frank J. Fertitta III
Lorenzo J. Fertitta
Lee S. Isgur
Lowell H. Lebermann, Jr.
James E. Nave, D.V.M.
Blake J. Sartini

Corporate Headquarters

Station Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411 or (800) 544-2411

Mailing Address

Station Casinos, Inc.
P.O. Box 29500
Las Vegas, Nevada 89126-3300

Other Information

Room Reservations: (800) 634-3101
Internet: www.stationcasinos.com

Independent Auditors

Ernst & Young LLP
3960 Howard Hughes Parkway
Suite 650
Las Vegas, Nevada 89109

Legal Counsel

Milbank, Tweed, Hadley & McCloy LLP
601 South Figueroa Street
30th Floor
Los Angeles, California 90017

Annual Report on Form 10-K

The Annual Report on Form 10-K of Station Casinos, Inc. filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Glenn C. Christenson, Chief Financial Officer and Treasurer, at the corporate mailing address.

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 AM Pacific Daylight Time, on May 19, 2004, at Green Valley Ranch Station, 2300 Paseo Verde Parkway, Henderson, Nevada 89052. March 26, 2004 is the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders.

Common Stock

The Company's common stock trades on the New York Stock Exchange under the symbol "STN".

Other Publicly Traded Securities

Over-the-Counter

Station Casinos, Inc.
9 7/8% Senior Subordinated Notes
Due July 1, 2010

Station Casinos, Inc.
6 1/2% Senior Subordinated Notes
Due February 1, 2014

Station Casinos, Inc.
6 7/8% Senior Subordinated Notes
Due March 1, 2016

Station Casinos, Inc.
8 3/8% Senior Notes
Due February 15, 2008

Station Casinos, Inc.
6% Senior Notes
Due April 1, 2012

Agent and Trustees

Wells Fargo Shareowner Services
161 North Concord Exchange
South Saint Paul, Minnesota 55075

Wachovia Bank N.A.
123 South Broad Street
Philadelphia, Pennsylvania 19109
Trustee for the 9 7/8% Senior Subordinated Notes

The Bank of New York
5 Penn Plaza
New York, New York 10001
Trustee for the 8 7/8% Senior Notes

Law Debenture Trust Company of New York
767 Third Avenue
New York, New York 10017
Trustee for the 6 1/2% and 6 7/8% Senior Subordinated Notes and the 6% Senior Notes

Forward-Looking Statement

When used in this report and elsewhere by management from time to time, the words "believes," "anticipates," and "expects" and similar expressions are intended to identify forward-looking statements with respect to the financial condition, results of operations and the business of Station Casinos, Inc. (the "Company") and its subsidiaries including the expansion, development and acquisition projects, legal proceedings and employee matters of the Company and its subsidiaries. Certain important factors, including, but not limited to, financial market risks, could cause the Company's actual results to differ materially from those expressed in the Company's forward-looking statements. Further information on potential factors which could affect the financial condition, results of operations and business of the Company and its subsidiaries, including, without limitation, the ability to maintain existing management, integration of acquisitions, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, development and construction risk, regulatory matters and litigation are included in the filings of the Company with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

Rooms	Restaurants	Fast Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking
[illegible]	7	4	-	-	-	1,900
[illegible]	5	7	11	-	Yes	1,900
[illegible]	[illegible]	8	[illegible]	60	Yes	3,500
[illegible]	8	7	13	-	Yes	2,900
[illegible]	4	6	-	60	-	1,500
[illegible]	5	3	-	-	-	1,000
[illegible]	4	-	-	-	-	-
[illegible]	1	-	-	-	-	-
	[illegible]	-	-	-	-	-
[illegible]	8	6	10	-	-	1,600
	[illegible]	1	-	-	-	-
	[illegible]	4	-	-	-	-
[illegible]	53	46	52	120	-	14,300

Station Casinos, Inc.

As of December 31, 2003

	Location	Opening/ Acquisition Date	Ownership Percentage	Acreage	Slots	Tables
Las Vegas Operations:						
Palace Station	Las Vegas, Nevada	7/76	100.0%	38	1,926	46
Boulder Station	Las Vegas, Nevada	8/94	100.0%	46	2,890	42
Texas Station	North Las Vegas, Nevada	7/95	100.0%	47	2,505	38
Sunset Station	Henderson, Nevada	6/97	100.0%	82	2,762	54
Santa Fe Station	Las Vegas, Nevada	10/00	100.0%	38	2,150	29
Fiesta Rancho	North Las Vegas, Nevada	1/01	100.0%	25	1,724	18
Fiesta Henderson	Henderson, Nevada	1/01	100.0%	46	1,409	23
Wild Wild West	Las Vegas, Nevada	7/98	100.0%	19	236	6
Wildfire	Las Vegas, Nevada	1/03	100.0%	5	236	-
Joint Ventures:						
Green Valley Ranch Station	Henderson, Nevada	12/01	50.0%	40	2,204	48
Barley's Casino and Brewery	Henderson, Nevada	1/96	50.0%	-	199	8
Managed Properties:						
Thunder Valley Casino	Sacramento, California	6/03	-	49	1,906	111
Totals				435	20,147	423

STATION CASINOS, INC.®

[illegible] West Sahara Avenue
Las Vegas, Nevada 89102

P.O. Box 29500
Las Vegas, Nevada 89126-3300
[illegible]67.2411 or 800.544.2411

www.stationcasinos.com